UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2004

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                                  CONSOLIDATED FINANCIAL STATEMENT
                                                   AT DECEMBER 31 OF 2003 AND 2002
                                                        (Thousands of Pesos)
JUDGED INFORMATION                                                                                                Final Printing
--------------------------------------------------------------------------------------------------------------------------------
   REF                                                             QUARTER OF PRESENT              QUARTER OF PREVIOUS
                          CONCEPTS                                   FINANCIAL YEAR                   FINANCIAL YEAR
                                                          ----------------------------------------------------------------------
    S                                                             Amount               %           Amount               %
--------------------------------------------------------------------------------------------------------------------------------
    1   TOTAL ASSETS                                               64,759,240           100         58,658,092           100

    2   CURRENT ASSETS                                             28,758,127            44         24,453,754            42
    3   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                    12,263,528            19          9,136,216            16
    4   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                    10,603,054            16          9,879,900            17
    5   OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                   1,335,656             2            905,348             2
    6   INVENTORIES                                                 4,048,548             6          4,085,014             7
    7   OTHER CURRENT ASSETS                                          507,341             1            447,276             1
    8   LONG-TERM                                                   6,321,780            10          3,159,645             5
    9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                             0             0              5,942             0
   10   INVESTMENT IN SHARES OF SUBSIDIARIES
        AND NON-CONSOLIDATED                                        6,096,053             9          2,989,835             5
   11   OTHER INVESTMENTS                                             225,727             0            163,868             0
   12   PROPERTY, PLANT AND EQUIPMENT                              15,600,698            24         15,953,345            27
   13   PROPERTY                                                   12,329,877            19         12,142,982            21
   14   MACHINERY AND INDUSTRIAL                                   11,399,328            18         10,124,891            17
   15   OTHER EQUIPMENT                                             2,563,698             4          2,346,191             4
   16   ACCUMULATED DEPRECIATION                                   11,306,059            17          9,666,143            16
   17   CONSTRUCTION IN PROGRESS                                      613,854             1          1,005,424             2
   18   DEFERRED ASSETS (NET)                                       9,200,158            14          9,694,681            17
   19   OTHER ASSETS                                                4,878,477             8          5,396,667             9

   20   TOTAL LIABILITIES                                          37,232,913           100         36,485,636           100

   21   CURRENT LIABILITIES                                         5,367,483            14          5,697,466            16
   22   SUPPLIERS                                                   2,348,579             6          2,317,961             6
   23   BANK LOANS                                                    285,193             1            532,783             1
   24   STOCK MARKET LOANS                                                  0             0            749,062             2
   25   TAXES TO BE PAID                                            1,287,040             3            921,634             3
   26   OTHER CURRENT LIABILITIES                                   1,446,671             4          1,176,026             3
   27   LONG-TERM LIABILITIES                                      15,412,727            41         14,666,577            40
   28   BANK LOANS                                                  2,023,945             5          1,471,149             4
   29   STOCK MARKET LOANS                                         12,680,277            34         12,404,738            34
   30   OTHER LOANS                                                   708,505             2            790,690             2
   31   DEFERRED LOANS                                             15,158,699            41         14,337,273            39
   32   OTHER LIABILITIES                                           1,294,004             3          1,784,320             5

   33   CONSOLIDATED STOCK HOLDERS' EQUITY                         27,526,327           100         22,172,456           100

   34   MINORITY INTEREST                                           1,078,644             4          1,184,891             5
   35   MAJORITY INTEREST                                          26,447,683            96         20,987,565            95
   36   CONTRIBUTED CAPITAL                                        11,463,137            42          7,886,789            36
   37   PAID-IN CAPITAL STOCK (NOMINAL)                             1,495,885             5          1,512,083             7
   38   RESTATEMENT OF PAID-IN CAPITAL STOCK                        6,091,834            22          6,149,668            28
   39   PREMIUM ON SALES OF SHARES                                  3,875,418            14            225,038             1
   40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                          0             0                  0             0
   41   CAPITAL INCREASE (DECREASE)                                14,984,546            54         13,100,776            59
   42   RETAINED EARNINGS AND CAPITAL RESERVE                      11,962,725            43         12,566,597            57
   43   REPURCHASE FUNDS OF SHARES                                  5,284,975            19          5,736,233            26
   44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
        HOLDERS' EQUITY                                            (5,859,757)          (21)        (5,969,230)          (27)
   45   NET INCOME FOR THE YEAR                                     3,596,603            13            767,176             3


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                                  CONSOLIDATED FINANCIAL STATEMENT
                                                    BREAKDOWN OF MAIN CONCEPTS
                                                     (Thousands of Pesos)
JUDGED INFORMATION                                                                                                 Final Printing
-----------------------------------------------------------------------------------------------------------------------------------
   REF                                                              QUARTER OF PRESENT                 QUARTER OF PREVIOUS
                         CONCEPTS                                     FINANCIAL YEAR                      FINANCIAL YEAR
                                                            -----------------------------------------------------------------------
    S                                                              Amount               %              Amount              %

-----------------------------------------------------------------------------------------------------------------------------------
    3    CASH AND SHORT-TERM INVESTMENTS                            12,263,528           100             9,136,216          100
    46   CASH                                                          371,754             3             1,677,324           18
    47   SHORT-TERM INVESTMENTS                                     11,891,774            97             7,458,892           82

    18   DEFERRED ASSETS (NET)                                       9,200,158           100             9,694,681          100
    48   AMORTIZED OR REDEEMED EXPENSES                              1,632,171            18             1,833,345           19
    49   GOODWILL                                                    7,567,987            82             7,861,336           81
    50   DEFERRED TAXES                                                      0             0                     0            0
    51   OTHERS                                                              0             0                     0            0

    21   CURRENT LIABILITIES                                         5,367,483           100             5,697,466          100
    52   FOREIGN CURRENCY LIABILITIES                                2,100,151            39             3,926,215           69
    53   MEXICAN PESOS LIABILITIES                                   3,267,332            61             1,771,251           31

    24   STOCK MARKET LOANS                                                  0           100               749,062          100
    54   COMMERCIAL PAPER                                                    0             0               749,062          100
    55   CURRENT MATURITIES OF MEDIUM TERM NOTES                             0             0                     0            0
    56   CURRENT MATURITIES OF BONDS                                         0             0                     0            0

    26   OTHER CURRENT LIABILITIES                                   1,446,671           100             1,176,026          100
    57   OTHER CURRENT LIABILITIES WITH COST                                 0             0                 7,339            1
    58   OTHER CURRENT LIABILITIES WITHOUT COST                      1,446,671           100             1,168,687           99

    27   LONG-TERM LIABILITIES                                      15,412,727           100            14,666,577          100
    59   FOREIGN CURRENCY LIABILITIES                               10,878,226            71            10,577,993           72
    60   MEXICAN PESOS LIABILITIES                                   4,534,501            29             4,088,584           28

    29   STOCK MARKET LOANS                                         12,680,277           100            12,404,738          100
    61   BONDS                                                      12,680,277           100            12,404,738          100
    62   MEDIUM TERM NOTES                                                   0             0                     0            0

    30   OTHER LOANS                                                   708,505           100               790,690          100
    63   OTHER LOANS WITH COST                                               0             0                     0            0
    64   OTHER LOANS WITHOUT COST                                      708,505           100               790,690          100

    31   DEFERRED LOANS                                             15,158,699           100            14,337,273          100
    65   NEGATIVE GOODWILL                                                   0             0                     0            0
    66   DEFERRED TAXES                                              1,154,456             8             2,116,816           15
    67   OTHERS                                                     14,004,243            92            12,220,457           85

    32   OTHER LIABILITIES                                           1,294,004           100             1,784,320          100
    68   RESERVES                                                            0             0                73,655            4
    69   OTHERS LIABILITIES                                          1,294,004           100             1,710,665           96

    44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK                 (5,859,757)          100            (5,969,230)         100
         HOLDERS' EQUITY
    70   ACCUMULATED INCOME DUE TO MONETARY POSITION                   (29,984)           (1)              (29,984)          (1)
    71   INCOME FROM NON-MONETARY POSITION ASSETS                   (5,829,773)          (99)           (5,939,246)         (99)


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                                  CONSOLIDATED FINANCIAL STATEMENT
                                                         OTHER CONCEPTS
                                                      (Thousands of Pesos)
JUDGED INFORMATION                                                                                                Final Printing
---------------------------------------------------------------------------------------------------------------------------------
   REF                                                              QUARTER OF PRESENT                 QUARTER OF PREVIOUS
                                          CONCEPTS                    FINANCIAL YEAR                     FINANCIAL YEAR
                                                                -----------------------------------------------------------------
    S                                                                     Amount                             Amount
---------------------------------------------------------------------------------------------------------------------------------
    72   WORKING CAPITAL                                               23,390,644                         18,756,288
    73   PENSIONS FUND AND SENIORITY PREMIUMS                             865,641                            749,808
    74   EXECUTIVES (*)                                                        36                                 36
    75   EMPLOYERS (*)                                                     12,248                             12,514
    76   WORKERS (*)                                                                                               0
    77   CIRCULATION SHARES (*)                                     8,753,603,425                      8,848,394,374
    78   REPURCHASED SHARES (*)                                       714,944,534                        284,648,743

    (*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                               CONSOLIDATED STATEMENTS OF INCOME
                                           FROM JANUARY 1 TO DECEMBER 31, 2003 AND 2002
                                                      (Thousands of Pesos)
JUDGED INFORMATION                                                                                                Final Printing
--------------------------------------------------------------------------------------------------------------------------------
   REF                                                            QUARTER OF PRESENT                 QUARTER OF PREVIOUS
                             CONCEPTS                               FINANCIAL YEAR                      FINANCIAL YEAR
                                                          ----------------------------------------------------------------------
    R                                                             Amount               %              Amount              %
--------------------------------------------------------------------------------------------------------------------------------
    1    NET SALES                                                 23,563,213           100            22,416,573          100
    2    COST OF SALES                                             14,056,090            60            13,939,815           62
    3    GROSS INCOME                                               9,507,123            40             8,476,758           38
    4    OPERATING                                                  3,461,186            15             3,641,508           16
    5    OPERATING INCOME                                           6,045,937            26             4,835,250           22
    6    TOTAL FINANCING COST                                         614,527             3               637,347            3
    7    INCOME AFTER FINANCING COST                                5,431,410            23             4,197,903           19
    8    OTHER FINANCIAL OPERATIONS                                 1,200,505             5             3,094,278           14
    9    INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING                                                    4,230,905            18             1,103,625            5
    10   RESERVE FOR TAXES AND WORKERS' PROFIT
         SHARING                                                      719,483             3               311,250            1
    11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
         SHARING                                                    3,511,422            15               792,375            4
    12   SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES                                   28,288             0            (1,201,779)          (5)
    13   CONSOLIDATED NET INCOME OF CONTINUOUS
         OPERATIONS                                                 3,539,710            15              (409,404)          (2)
    14   INCOME OF DISCONTINUOUS OPERATIONS                            64,157             0            (1,105,010)          (5)
    15   CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS                                        3,475,553            15               695,606            3
    16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                        0                                  0
    17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES                                                 0                                  0
    18   NET CONSOLIDATED INCOME                                    3,475,553            15               695,606            3
    19   NET INCOME OF MINORITY INTEREST                             (121,050)           (1)              (71,570)           0
    20   NET INCOME OF MAJORITY INTEREST                            3,596,603            15               767,176            3


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                               CONSOLIDATED STATEMENTS OF INCOME
                                                   BREAKDOWN OF MAIN CONCEPTS
                                                     (Thousands of Pesos)
JUDGED INFORMATION                                                                                                Final Printing
----------------------------------------------------------------------------------------------------------------------------------
   REF                                                              QUARTER OF PRESENT                QUARTER OF PREVIOUS
                          CONCEPTS                                    FINANCIAL YEAR                    FINANCIAL YEAR
                                                             ---------------------------------------------------------------------
    R                                                               Amount             %             Amount              %
----------------------------------------------------------------------------------------------------------------------------------
    1    NET SALES                                                  23,563,213          100          22,416,573           100
    21   DOMESTIC                                                   19,461,254           83          18,948,923            85
    22   FOREIGN                                                     4,101,959           17           3,467,650            15
    23   TRANSLATED INTO DOLLARS (***)                                 365,431            2             352,391             2

    6    TOTAL FINANCING COST                                          614,527          100             637,347           100
    24   INTEREST PAID                                               1,236,439          201           1,228,487           193
    25   EXCHANGE LOSSES                                                     -            0                   -             0
    26   INTEREST EARNED                                               649,892          106             613,074            96
    27   EXCHANGE PROFITS                                              193,355           31             219,213            34
    28   GAIN DUE TO MONETARY POSITION                                  82,004           13              43,957             7
    42   LOSS ON RESTATEMENT OF UDI'S                                  139,331           23             197,190            31
    43   GAIN ON RESTATEMENT OF UDI'S                                        0            0                   0             0

    8    OTHER FINANCIAL OPERATIONS                                  1,200,505          100           3,094,278           100
    29   OTHER NET EXPENSES (INCOME) NET                             1,200,505          100           3,094,278           100
    30   (PROFIT) LOSS ON SALE OF OWN SHARES                                              0                                 0
    31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                                  0                                 0

    10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                 719,483          100             311,250           100
    32   INCOME TAX                                                  1,046,027          145             934,340           300
    33   DEFERRED INCOME TAX                                          (332,068)         (46)           (627,349)         (202)
    34   WORKERS' PROFIT SHARING                                         5,524            1               4,259             1
    35   DEFERRED WORKERS' PROFIT SHARING                                                 0                                 0

 (***) THOUSANDS OF DOLLARS


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                               CONSOLIDATED STATEMENTS OF INCOME
                                                       OTHER CONCEPTS
                                                    (Thousands of Pesos)
JUDGED INFORMATION                                                                                                Final Printing
----------------------------------------------------------------------------------------------------------------------------------
    REF                                                                  QUARTER OF PRESENT             QUARTER OF PREVIOUS
                                  CONCEPTS                                 FINANCIAL YEAR                 FINANCIAL YEAR
                                                                   ---------------------------------------------------------------
     R                                                                         Amount                         Amount
----------------------------------------------------------------------------------------------------------------------------------
    36   TOTAL SALES                                                           25,462,928                     24,346,481
    37   NET INCOME OF THE YEAR                                                (1,655,239)                       307,215
    38   NET SALES (**)                                                        23,563,213                     22,416,573
    39   OPERATION INCOME (**)                                                  6,045,937                      4,835,250
    40   NET INCOME OF MAJORITY INTEREST (**)                                   3,596,603                        767,176
    41   NET CONSOLIDATED INCOME (**)                                           3,475,553                        695,606

  (**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                            QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                           FROM OCTOBER 1 TO DECEMBER 31, 2003 AND 2002
                                                      (Thousands of Pesos)
JUDGED INFORMATION                                                                                                Final Printing
--------------------------------------------------------------------------------------------------------------------------------
   REF                                                              QUARTER OF PRESENT                 QUARTER OF PREVIOUS
                             CONCEPTS                                 FINANCIAL YEAR                      FINANCIAL YEAR
                                                         -----------------------------------------------------------------------
    R                                                           Amount               %              Amount              %
--------------------------------------------------------------------------------------------------------------------------------
    1    NET SALES                                               7,024,944           100             6,616,064          100
    2    COST OF SALES                                           4,125,153            59             3,953,265           60
    3    GROSS INCOME                                            2,899,791            41             2,662,799           40
    4    OPERATING                                                 933,005            13             1,013,149           15
    5    OPERATING INCOME                                        1,966,786            28             1,649,650           25
    6    TOTAL FINANCING COST                                      214,589             3               125,496            2
    7    INCOME AFTER FINANCING COST                             1,752,197            25             1,524,154           23
    8    OTHER FINANCIAL OPERATIONS                                840,857            12             1,770,593           27
    9    INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING                                                   911,340            13              (246,439)          (4)
    10   RESERVE FOR TAXES AND WORKERS' PROFIT
         SHARING                                                   (42,832)           (1)              128,101            2
    11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
         SHARING                                                   954,172            14              (374,540)          (6)
    12   SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES                               336,956             5              (665,455)         (10)
    13   CONSOLIDATED NET INCOME OF CONTINUOUS
         OPERATIONS                                              1,291,128            18            (1,039,995)         (16)
    14   INCOME OF DISCONTINUOUS OPERATIONS                         64,157             1                39,026            1
    15   CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS                                     1,226,971            17            (1,079,021)         (16)
    16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                     0                                  0
    17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES                                              0                                  0
    18   NET CONSOLIDATED INCOME                                 1,226,971            17            (1,079,021)         (16)
    19   NET INCOME OF MINORITY INTEREST                          (116,368)           (2)             (103,895)          (2)
    20   NET INCOME OF MAJORITY INTEREST                         1,343,339            19              (975,126)         (15)


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                            QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                                   BREAKDOWN OF MAIN CONCEPTS
                                                     (Thousands of Pesos)
JUDGED INFORMATION                                                                                                Final Printing
--------------------------------------------------------------------------------------------------------------------------------
   REF                                                                QUARTER OF PRESENT             QUARTER OF PREVIOUS
                          CONCEPTS                                      FINANCIAL YEAR                 FINANCIAL YEAR
                                                               -----------------------------------------------------------------
    R                                                                 Amount             %          Amount              %
--------------------------------------------------------------------------------------------------------------------------------
    1    NET SALES                                                     7,024,944          100        6,616,064           100
    21   DOMESTIC                                                      5,902,353           84        5,640,596            85
    22   FOREIGN                                                       1,122,591           16          975,468            15
    23   TRANSLATED INTO DOLLARS (***)                                    99,129            1          121,950             2

    6    TOTAL FINANCING COST                                            214,589          100          125,496           100
    24   INTEREST PAID                                                   320,269          149          316,646           252
    25   EXCHANGE LOSSES                                                                    0                              0
    26   INTEREST EARNED                                                 127,145           59          133,909           107
    27   EXCHANGE PROFITS                                                 85,014           40           49,189            39
    28   GAIN DUE TO MONETARY POSITION                                    45,297           21          (75,088)          (60)
    42   LOSS ON RESTATEMENT OF UDI'S                                     61,182           29           67,036            53
    43   GAIN ON RESTATEMENT OF UDI'S                                                       0                              0

    8    OTHER FINANCIAL OPERATIONS                                      840,857          100        1,770,593           100
    29   OTHER NET EXPENSES (INCOME) NET                                 840,857          100        1,770,593           100
    30   (PROFIT) LOSS ON SALE OF OWN SHARES                                   0            0                0             0
    31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                       0            0                0             0

    10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                   (42,832)         100          128,101           100
    32   INCOME TAX                                                      287,860          672          286,759           224
    33   DEFERRED INCOME TAX                                            (331,960)        (775)        (141,126)         (110)
    34   WORKERS' PROFIT SHARING                                           1,268            3          (17,532)          (14)
    35   DEFERRED WORKERS' PROFIT SHARING                                      0            0                0             0

  (***) THOUSANDS OF DOLLARS


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                       CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                            FROM JANUARY 1 TO DECEMBER 31, 2003 AND 2002
                                                       (Thousands of Pesos)
JUDGED INFORMATION                                                                                                Final Printing
--------------------------------------------------------------------------------------------------------------------------------
   REF                                                               QUARTER OF PRESENT             QUARTER OF PREVIOUS
                           CONCEPTS                                    FINANCIAL YEAR                  FINANCIAL YEAR
                                                             -------------------------------------------------------------------
    C                                                                       Amount                          Amount
--------------------------------------------------------------------------------------------------------------------------------
    1    CONSOLIDATED NET INCOME                                            3,475,553                         695,606
    2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT
         REQUIRE USING CASH                                                 1,530,441                       2,643,398
    3    CASH FLOW FROM NET INCOME OF THE YEAR                              5,005,994                       3,339,004
    4    CASH FLOW FROM CHANGE IN WORKING CAPITAL                           1,436,544                       1,993,230
    5    CASH GENERATED (USED) IN OPERATING ACTIVITIES                      6,442,538                       5,332,234
    6    CASH FLOW FROM EXTERNAL FINANCING                                   (468,376)                        638,091
    7    CASH FLOW FROM INTERNAL FINANCING                                 (1,129,172)                        (38,145)
    8    CASH FLOW GENERATED (USED) BY FINANCING                           (1,597,548)                        599,946
    9    CASH FLOW GENERATED (USED) IN INVESTMENT
         ACTIVITIES                                                        (1,717,678)                     (2,978,173)
    10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
         INVESTMENTS                                                        3,127,312                       2,954,007
    11   CASH AND SHORT-TERM INVESTMENTS AT THE
         BEGINNING OF PERIOD                                                9,136,216                       6,182,209
    12   CASH AND SHORT-TERM INVESTMENTS AT THE END
         OF PERIOD                                                         12,263,528                       9,136,216


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                    CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                                BREAKDOWN OF MAIN CONCEPTS
                                                   (Thousands of Pesos)
JUDGED INFORMATION                                                                                                Final Printing
---------------------------------------------------------------------------------------------------------------------------------
   REF                                                                QUARTER OF PRESENT                 QUARTER OF PREVIOUS
                             CONCEPTS                                   FINANCIAL YEAR                     FINANCIAL YEAR
                                                               ------------------------------------------------------------------
    C                                                                        Amount                             Amount
---------------------------------------------------------------------------------------------------------------------------------
    2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT
         REQUIRE USING CASH                                               1,530,441                          2,643,398
    13   DEPRECIATION AND AMORTIZATION FOR THE YEAR                       1,525,240                          1,507,334
    14   + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
         AND SENIORITY PREMIUMS
    15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE
    16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
         ACTUALIZATION
    17   + (-) OTHER ITEMS
    40   + (-) OTHER NON - EBITDA ITEMS                                       5,201                          1,136,064

    4    CASH FLOW FROM CHANGE IN WORKING CAPITAL                         1,436,544                          1,993,230
    18   + (-) DECREASE (INCREASE) IN ACCOUNTING RECEIVABLE                (723,154)                          (306,603)
    19   + (-) DECREASE (INCREASE) IN INVENTORIES                           516,297                            (98,195)
    20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
         RECEIVABLE                                                         (50,920)                           622,522
    21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                       30,618                            150,699
    22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                   1,663,703                          1,624,807

    6    CASH FLOW FROM EXTERNAL FINANCING                                 (468,376)                           638,091
    23   + SHORT-TERM BANK AND STOCK MARKET FINANCING                                                          947,050
    24   + LONG-TERM BANK AND STOCK MARKET FINANCING                      1,359,007                          3,475,272
    25   + DIVIDEND RECEIVED
    26   + OTHER FINANCING
    27   (-) BANK FINANCING AMORTIZATION                                   (227,214)                        (2,922,444)
    28   (-) STOCK MARKET AMORTIZATION                                     (720,415)
    29   (-) OTHER FINANCING AMORTIZATION                                  (879,754)                          (861,787)

    7    CASH FLOW FROM INTERNAL FINANCING                                (1,129,172)                          (38,145)
    30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                        (557,301)                          (38,145)
    31   (-) DIVIDENDS PAID                                                 (571,871)
    32   + PREMIUM ON SALE OF SHARES
    33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES

    9    CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
         ACTIVITIES                                                      (1,717,678)                        (2,978,173)
    34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
         OF A PERMANENT NATURE                                              (72,677)                         4,027,670
    35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                (1,052,221)                        (1,407,762)
    36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS
    37   + SALE OF OTHER PERMANENT INVESTMENTS
    38   + SALE OF TANGIBLE FIXED ASSETS                                    414,445                            108,763
    39   + (-) OTHER ITEMS                                               (1,007,225)                        (5,706,844)


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                                               RATIOS
                                                            CONSOLIDATED
JUDGED INFORMATION                                                                                                Final Printing
----------------------------------------------------------------------------------------------------------------------------------
    REF                                                                   QUARTER OF PRESENT                  QUARTER OF PREVIOUS
                              CONCEPTS                                      FINANCIAL YEAR                       FINANCIAL YEAR
     P
----------------------------------------------------------------------------------------------------------------------------------
          YIELD
     1    NET INCOME TO NET SALES                                             14.75       %                         3.10       %
     2    NET INCOME TO STOCK HOLDERS' EQUITY (**)                            13.60       %                         3.66       %
     3    NET INCOME TO TOTAL ASSETS (**)                                      5.37       %                         1.19       %
     4    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                           0.00       %                                    %
     5    INCOME DUE TO MONETARY POSITION TO NET INCOME                       (2.36)      %                        (6.32)      %

          ACTIVITY
     6    NET SALES TO NET ASSETS (**)                                         0.36  times                          0.38  times
     7    NET SALES TO FIXED ASSETS (**)                                       1.51  times                          1.41  times
     8    INVENTORIES ROTATION (**)                                            3.47  times                          3.41  times
     9    ACCOUNTS RECEIVABLE IN DAYS OF SALES                                  141  days                            138  days
    10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                    8.25       %                         8.10       %

          LEVERAGE
    11    TOTAL LIABILITIES TO TOTAL ASSETS                                   57.49       %                        62.20       %
    12    TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                           1.35  times                          1.65  times
    13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                   34.86       %                        39.75       %
    14    LONG-TERM LIABILITIES TO FIXED ASSETS                               98.80       %                        91.93       %
    15    OPERATING INCOME TO INTEREST PAID                                    4.89  times                          3.94  times
    16    NET SALES TO TOTAL LIABILITIES (**)                                  0.63  times                          0.61  times

          LIQUIDITY
    17    CURRENT ASSETS TO CURRENT LIABILITIES                                5.36  times                          4.29  times
    18    CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES                                                          4.60  times                          3.58  times
    19    CURRENT ASSETS TO TOTAL LIABILITIES                                  0.77  times                          0.67  times
    20    AVAILABLE ASSETS TO CURRENT LIABILITIES                            228.48       %                       160.36       %

          CASH FLOW
    21    CASH FLOW FROM NET INCOME TO NET SALES                              21.24       %                        14.90       %
    22    CASH FLOW FROM CHANGES IN WORKING CAPITAL
          TO NET SALES                                                         6.10       %                         8.89       %
    23    CASH GENERATED (USED) IN OPERATING TO
          INTEREST PAID                                                        5.21  times                          4.34  times
    24    EXTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                                        29.32       %                       106.36       %
    25    INTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                                        70.68       %                        (6.36)      %
    26    ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO CASH GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                                          61.26       %                        47.27       %

  (**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                                          DATA PER SHARE
                                                  CONSOLIDATED FINANCIAL STATEMENT
JUDGED INFORMATION                                                                                                Final Printing
--------------------------------------------------------------------------------------------------------------------------------
   REF                                                                  QUARTER OF PRESENT                QUARTER OF PREVIOUS
                           CONCEPTS                                     FINANCIAL YEAR                      FINANCIAL YEAR
                                                            --------------------------------------------------------------------
    D                                                                       Amount                              Amount
--------------------------------------------------------------------------------------------------------------------------------
    1    BASIC PROFIT PER ORDINARY SHARE (**)               $                .41                $                .09
    2    BASIC PROFIT PER PREFERRED SHARE (**)              $                .41                $                .09
    3    DILUTED PROFIT PER ORDINARY SHARE (**)             $                .00                $                .00
    4    CONTINUOUS OPERATING PROFIT PER COMMON
         SHARE (**)                                         $                .40                $               (.05)
    5    EFFECT OF DISCONTINUOUS OPERATING ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**)         $               (.01)               $                .12
    6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**)         $                .00                $                .00
    7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**)         $                .00                $                .00
    8    CARRYING VALUE PER SHARE                           $               3.02                $               2.37
    9    CASH DIVIDEND ACUMULATED PER SHARE                 $                .06                $                .00
    10   DIVIDEND IN SHARES PER SHARE                                        .00  shares                         .00  shares
    11   MARKET PRICE TO CARRYING VALUE                                     2.47  times                         2.04  times
    12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
         SHARE (**)                                                        18.31  times                        55.89  times
    13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
         SHARE (**)                                                        18.20  times                        55.44  times

  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                              MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:       4        YEAR:   2003
GRUPO TELEVISA, S.A.

                          FINANCIAL STATEMENT NOTES (1)
                                                                  CONSOLIDATED
JUDGED INFORMATION                                              Final Printing
-------------------------------------------------------------------------------
     CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

     S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FOURTH QUARTER OF 2003, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.44,991, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).


------------------------------------
     (1 ) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.
                                                                                                                    CONSOLIDATED
JUDGED INFORMATION                                                                                                Final Printing
                                           INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

                                                 CHARACTERISTICS OF THE SHARES
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            CAPITAL STOCK
                                                   NUMBER OF SHARES                                      (Thousands of Pesos)
                                 ------------------------------------------------------------------------------------------------
           NOMINAL    VALID          FIXED           VARIABLE
  SERIES    VALUE    COUPON         PORTION           PORTION         MEXICAN         SUBSCRIPTION        FIXED     VARIABLE
---------------------------------------------------------------------------------------------------------------------------------
A                       -         4,448,202,541                    4,448,202,541                        760,145
---------------------------------------------------------------------------------------------------------------------------------
D                       -         2,152,700,442                                      2,152,700,442      367,870
---------------------------------------------------------------------------------------------------------------------------------
L                       -         2,152,700,442                    2,152,700,442                        367,870
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                   -         8,753,603,425             -      6,600,902,983     2,152,700,442     1,495,885          -
---------------------------------------------------------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF
SENDING THE INFORMATION

            8,753,603,425

SHARES PROPORTION BY :

CPO's :     THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SERIES L)
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :     TWENTY CPO's

                                           REPURCHASED OWN SHARES

                             NUMBER OF                       MARKET VALUE OF THE SHARE
            SERIES            SHARES                  AT REPURCHASE                 AT QUARTER
            -----------------------------------------------------------------------------------
                  A           541,247,226                   6.39651                    7.45714
                  D            86,848,654                   6.39651                    7.45714
                  L            86,848,654                   6.39651                    7.45714



                                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:   4               YEAR:   2003
GRUPO TELEVISA, S.A.                                                                                                CONSOLIDATED
JUDGED INFORMATION                                                                                                Final Printing
--------------------------------------------------------------------------------------------------------------------------------


THE SHARES REPRESENTING THE COMPANY'S CAPITAL STOCK CONSISTED OF:

ISSUED                                                                                  9,468,547,959
REPURCHASED                                                                              (714,944,534)
                                                                                       ---------------
OUTSTANDING                                                                             8,753,603,425
                                                                                       ===============


THE COMPANY'S SHARES REPURCHASED BY THE GROUP CONSISTED OF:


SHARES REPURCHASED BY GRUPO TELEVISA, S.A.                                                192,651,300
REPURCHASE OF SERIES "A" SHARES (ESPECIAL PURPOSE TRUST)                                  430,307,554
SHARES ACQUIRED BY TELEVISA, S.A. DE C.V.                                                 609,589,305
RESALE OF SHARES                                                                              (30,000)
CANCELATION OF SHARES                                                                    (502,573,625)
SALE UNDER THE STOCK OPTION PLAN                                                          (15,000,000)
                                                                                       ---------------
                                                                                          714,944,534
                                                                                       ===============

NOTE: THE AVERAGE REPURCHASE AND THE MARKET VALUE OF THE SHARE
             AT QUARTER ARE HISTORICAL.

                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.




 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



     WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR WHICH CONTAINS ANY INFORMATION THAT MAY MISLEAD TO INVESTORS.








-----------------------------------     ---------------------------------
    EMILIO AZCARRAGA JEAN                      SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE                 CHIEF FINANCIAL OFFICER
       OFFICER




                        MEXICO, D.F., APRIL 19, 2004

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

                                  ANNEX 1                        PAGE 1
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------
MEXICO CITY, D.F., APRIL 19, 2004 -- GRUPO TELEVISA,  S.A.  (NYSE:TV;  BMV:
TLEVISA CPO) TODAY ANNOUNCED AUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003. THE RESULTS, ARE IN MILLIONS OF MEXICAN PESOS, HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED TO PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003.

NET SALES

NET SALES INCREASED 5.1% TO PS.23,563.2 MILLION IN 2003 FROM PS.22,416.6 MILLION IN 2002.

THE 5.1%  INCREASE  IN NET  SALES  WAS  ATTRIBUTABLE  TO  SEVERAL  FACTORS,
INCLUDING: I) A 5.4% REVENUE GROWTH IN THE TELEVISION BROADCASTING SEGMENT;
II) A 27.1% REVENUE INCREASE IN THE PUBLISHING DISTRIBUTION SEGMENT; III) AN 11.6% INCREASE IN THE PROGRAMMING LICENSING SEGMENT REVENUES; IV) A 10.7% SALES INCREASE IN THE PROGRAMMING FOR PAY TELEVISION SEGMENT; V) A 28.2% INCREASE IN RADIO SALES; AND VI) A 2.9% SALES INCREASE IN THE PUBLISHING SEGMENT. THESE INCREASES WERE PARTIALLY OFFSET BY A 14.4% REVENUE REDUCTION IN THE CABLE TELEVISION SEGMENT AND A 4.9% SALES DECREASE IN THE OTHER BUSINESSES SEGMENT.

EBITDA

EBITDA IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION.

CONSOLIDATED EBITDA INCREASED 19.4% TO PS.7,571.2 MILLION IN 2003 FROM PS.6,342.6 MILLION REPORTED IN 2002, AND CONSOLIDATED EBITDA MARGIN INCREASED TO 32.1% FROM 28.3% IN 2002, REFLECTING EBITDA GROWTH IN MOST OF OUR BUSINESS SEGMENTS, INCLUDING TELEVISION BROADCASTING, PROGRAMMING LICENSING, PUBLISHING, RADIO, PROGRAMMING FOR PAY TELEVISION, AND OTHER BUSINESSES, PARTIALLY OFFSET BY EBITDA DECLINES IN THE CABLE TELEVISION AND PUBLISHING DISTRIBUTION SEGMENTS. IN ADDITION, OPERATING INCOME INCREASED 25.0% TO PS.6,045.9 MILLION IN 2003 FROM PS.4,835.3 MILLION REPORTED IN 2002, REFLECTING HIGHER SALES AND REDUCTIONS OF 0.2% IN COST OF SALES AND 1.9% IN OPERATING EXPENSES, PARTIALLY OFFSET BY A 1.2% INCREASE IN DEPRECIATION AND AMORTIZATION COSTS.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.1,525.3 MILLION AND PS.1,507.3 MILLION IN 2003 AND 2002, RESPECTIVELY.

NET INCOME

NET INCOME AMOUNTED TO PS.3,596.6 MILLION IN 2003 AS COMPARED TO A NET INCOME OF PS.767.2 MILLION IN 2002. THE NET INCREASE OF PS.2,829.4 MILLION REFLECTED A PS.1,210.6 MILLION INCREASE IN OPERATING INCOME; A PS.218.1 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES; A PS.1,675.6 MILLION DECREASE IN OTHER EXPENSE-NET; AND A PS.1,230.1 MILLION DECREASE IN EQUITY IN LOSSES FROM AFFILIATES. THIS FAVORABLE CHANGE WAS PARTIALLY OFFSET BY A PS.1,169.2 MILLION DECREASE IN INCOME FROM DISCONTINUED OPERATIONS AND A PS.408.2 MILLION INCREASE IN INCOME TAXES.

RESULTS BY BUSINESS SEGMENT

TELEVISION BROADCASTING

THE 5.4% SALES INCREASE IN THE TELEVISION BROADCASTING SEGMENT (PS.15,387.0 MILLION AND PS.14,596.5 MILLION IN 2003 AND 2002, RESPECTIVELY), WAS MAINLY ATTRIBUTABLE TO FOUR FACTORS: I) THE POLITICAL ADVERTISING CAMPAIGNS FOR THE MID-TERM ELECTIONS IN MEXICO; II) AN INCREASE OF 11.5% IN LOCAL SALES, DRIVEN MAINLY BY CHANNEL 4TV; III) AN INCREASE IN ADVERTISING TIME SOLD; AND IV) THE SUCCESS OF OUR REALITY SHOWS.

TELEVISION BROADCASTING EBITDA INCREASED 14.7% TO PS.6,540.2 MILLION IN 2003 FROM PS.5,700.4 MILLION REPORTED IN 2002, REFLECTING HIGHER SALES AND A 1.2% REDUCTION IN COST OF SALES, PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES. EBITDA MARGIN REACHED 42.5% IN 2003 FROM 39.1% IN 2002, EXCEEDING THE COMPANY'S FULL YEAR EBITDA MARGIN GUIDANCE BY 250 BASIS POINTS. IN ADDITION, OPERATING INCOME ROSE 18.4% IN 2003 (PS.5,617.0 MILLION AND PS.4,745.8 MILLION IN 2003 AND 2002, RESPECTIVELY).

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

                                  ANNEX 1                        PAGE 2
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------
PROGRAMMING FOR PAY TELEVISION

THE 10.7% INCREASE IN SALES FOR PROGRAMMING FOR PAY TELEVISION (PS.699.7 MILLION AND PS.632.2 MILLION IN 2003 AND 2002, RESPECTIVELY), RESULTED FROM BOTH HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN MEXICO AND HIGHER ADVERTISING SALES IN MEXICO, PARTIALLY OFFSET BY LOWER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN LATIN AMERICA AND SPAIN.

OPERATING INCOME ROSE 83.1% (PS.114.6 MILLION AND PS.62.6 MILLION IN 2003 AND 2002, RESPECTIVELY), DUE TO HIGHER SALES AND LOWER OPERATING EXPENSES, PRIMARILY REFLECTING A DECREASE IN COMMISSIONS, PARTIALLY OFFSET BY HIGHER COSTS OF SIGNALS BOUGHT FROM THIRD PARTIES.

PROGRAMMING LICENSING

THE 11.6% INCREASE IN PROGRAMMING LICENSING SALES (PS.1,630.2 MILLION AND PS.1,461.1 MILLION IN 2003 AND 2002, RESPECTIVELY), WAS ATTRIBUTABLE TO A 23.7% INCREASE IN THE ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO U.S.$96.1 MILLION, AS WELL AS BY THE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.98.0 MILLION. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER EXPORT SALES MAINLY TO LATIN AMERICA.

OPERATING INCOME GREW 116.5% (PS.490.7 MILLION AND PS.226.7 MILLION IN 2003 AND 2002, RESPECTIVELY), REFLECTING HIGHER SALES AS WELL AS A DECREASE IN COST OF SALES AND OPERATING EXPENSES DUE TO A LOWER PROVISION FOR DOUBTFUL TRADE ACCOUNTS.

PUBLISHING

PUBLISHING SALES INCREASED 2.9% (PS.1,787.8 MILLION AND PS.1,737.2 MILLION IN 2003 AND 2002, RESPECTIVELY), DUE TO HIGHER REVENUES FROM MAGAZINES SOLD IN MEXICO, HIGHER ADVERTISING PAGES SOLD IN MEXICO AND ABROAD, AND THE POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.19.6 MILLION. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER CIRCULATION OF MAGAZINES SOLD ABROAD.

PUBLISHING OPERATING INCOME ROSE 24.8% (PS.327.3 MILLION AND PS.262.3 MILLION IN 2003 AND 2002, RESPECTIVELY), DUE TO HIGHER SALES AND A MARGINAL REDUCTION IN COST OF SALES, PARTIALLY OFFSET BY A MARGINAL INCREASE IN OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

THE 27.1% INCREASE IN PUBLISHING DISTRIBUTION SALES (PS.1,776.2 MILLION AND PS.1,397.2 MILLION IN 2003 AND 2002, RESPECTIVELY), WAS DRIVEN BY: I) HIGHER DISTRIBUTION SALES ABROAD; II) THE POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.27.0 MILLION; AND
III) HIGHER REVENUES FROM MAGAZINES PUBLISHED BY THE COMPANY AND SOLD IN MEXICO. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES OF MAGAZINES PUBLISHED BY THIRD PARTIES AND SOLD IN MEXICO.

THE OPERATING LOSS INCREASED BY PS.9.8 MILLION TO AN OPERATING LOSS OF PS.11.7 MILLION IN 2003 AND A OPERATING LOSS OF PS.1.9 MILLION IN 2002 DUE TO HIGHER COST OF SALES AND OPERATING EXPENSES AND TO HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS, PARTIALLY OFFSET BY HIGHER SALES.

CABLE TELEVISION

CABLE TELEVISION SALES DECREASED 14.4% (PS.986.5 MILLION AND PS.1,152.3 MILLION IN 2003 AND 2002, RESPECTIVELY), DUE TO A DECREASE IN SUBSCRIBERS THROUGHOUT 2003 AND LOWER ADVERTISING SALES. THE SUBSCRIBER BASE DECREASED TO APPROXIMATELY 364,000, OF WHICH MORE THAN 60,000 HAD DIGITAL SERVICE AS OF DECEMBER 31, 2003, COMPARED WITH 412,000, OF WHICH APPROXIMATELY 65,000 HAD DIGITAL SERVICE AS OF THE SAME DATE OF 2002. CABLEVISION STARTED TO GRADUALLY DIGITALIZE ITS SERVICE LAST NOVEMBER. THE PROJECT WILL BE IMPLEMENTED IN STAGES OVER A PERIOD OF UP TO TWO YEARS.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

                                  ANNEX 1                        PAGE 3
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------
OPERATING INCOME DECREASED 42.3% (PS.120.9 MILLION AND PS.209.5 MILLION IN 2003 AND 2002, RESPECTIVELY), DUE TO LOWER SALES AND HIGHER DEPRECIATION AND AMORTIZATION COSTS RELATED TO THE NETWORK UPGRADE AND RELATED EQUIPMENT, PARTIALLY OFFSET BY A 14.1% DECREASE IN COST OF SALES AND A 21.7% DECREASE IN OPERATING EXPENSES.

THE 10% EXCISE TAX IMPOSED ON PAY TELEVISION SERVICES WAS ELIMINATED. AS A RESULT, EFFECTIVE JANUARY 1, 2004 REVENUES FROM OUR CABLE TELEVISION SEGMENT ARE NO LONGER SUBJECT TO THIS TAX.


RADIO

RADIO SALES INCREASED 28.2% (PS.249.3 MILLION AND PS.194.5 MILLION IN 2003 AND 2002, RESPECTIVELY), MAINLY DUE TO HIGHER ADVERTISING TIME SOLD IN OUR NEWSCASTS AND SPORTING EVENTS PROGRAMS.

OPERATING RESULTS INCREASED TO AN OPERATING INCOME OF PS.7.0 MILLION IN 2003 FROM AN OPERATING LOSS OF PS.47.6 MILLION IN 2002. THE IMPROVEMENT REFLECTED HIGHER SALES AND A DECREASE IN COST OF SALES PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

OTHER BUSINESSES

THE 4.9% DECREASE IN OTHER BUSINESSES SALES (PS.1,087.3 MILLION AND PS.1,143.8 MILLION IN 2003 AND 2002, RESPECTIVELY), WAS PRIMARILY DUE TO LOWER SALES IN THE FEATURE FILM DISTRIBUTION BUSINESS PARTIALLY OFFSET BY HIGHER SALES FROM BOTH THE SPORTING EVENTS PRODUCTION AND THE INTERNET PORTAL BUSINESSES.

THE OPERATING LOSS DECREASED TO PS.494.2 MILLION IN 2003 FROM PS.505.9 MILLION IN 2002, REFLECTING LOWER COST OF SALES, PARTIALLY OFFSET BY LOWER SALES AND HIGHER OPERATING EXPENSES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR 2003 AND 2002, AMOUNTED TO PS.314.7 MILLION AND PS.377.6 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR 2003 AND 2002, AMOUNTED TO PS.149.3 MILLION AND PS.149.2 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

THE RESULTS OF OPERATIONS OF THE COMPANY'S NATIONWIDE PAGING AND DUBBING BUSINESSES ARE PRESENTED AS DISPOSED OPERATIONS IN 2003.

SALES OF  DISPOSED  OPERATIONS  IN 2003  AMOUNTED  TO  PS.273.9  MILLION AS
COMPARED TO PS.479.4 MILLION IN 2002. EBITDA OF DISPOSED OPERATIONS AMOUNTED TO PS.68.2 MILLION IN 2003 AS COMPARED TO PS.80.4 MILLION IN 2002. THE OPERATING INCOME OF DISPOSED OPERATIONS AMOUNTED TO PS.23.6 MILLION IN 2003 AS COMPARED TO PS.33.0 MILLION IN 2002.

SKY

INNOVA, S. DE R.L. DE C.V., A NON-CONSOLIDATED BUSINESS OF GRUPO TELEVISA, IS THE PAY-TV MARKET LEADER IN MEXICO. IT PROVIDES DIRECT-TO-HOME SATELLITE TELEVISION SERVICES UNDER THE SKY BRAND NAME. FINANCIAL AND OPERATING UNAUDITED HIGHLIGHTS OF INNOVA, OF WHICH TELEVISA OWNS 60%, NEWS CORP. 30%, AND LIBERTY MEDIA 10%, ARE AS FOLLOWS:

o THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED 16.1% TO 856,600, INCLUDING 48,500 COMMERCIAL SUBSCRIBERS, AS OF DECEMBER 31, 2003, COMPARED WITH 737,800, INCLUDING 35,800 COMMERCIAL SUBSCRIBERS, AS OF DECEMBER 31, 2002.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

                                  ANNEX 1                        PAGE 4
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------
o REVENUES INCREASED 7.0% TO PS.3,820.7 MILLION IN 2003 COMPARED WITH LAST YEAR, MAINLY DUE TO THE GROWTH OF ITS SUBSCRIBER BASE.
o EBITDA INCREASED 22.7% IN 2003 TO PS.1,191.5 MILLION COMPARED WITH 2002. AS A RESULT, EBITDA MARGIN INCREASED 400 BASIS POINTS TO 31.2%.
o    EBIT  INCREASED  TO  PS.382.9  MILLION IN 2003  COMPARED  WITH  PS.9.4
     MILLION IN 2002.
o THE 10% EXCISE TAX WAS DEFINITELY ELIMINATED AS OF JANUARY 1, 2004. FROM THIS DATE AND GOING FORWARD, INNOVA IS NOT SUBJECT TO THIS EXCISE TAX AND WILL BE ABLE TO LOWER ITS OVERALL TAX EXPOSURE AND RETAIN A HIGHER PROPORTION OF ITS REVENUES, WITHOUT ANY MODIFICATION IN PRICES TO ITS SUBSCRIBERS.
o ON FEBRUARY 13, 2004, INNOVA ENTERED INTO TWO SEPARATE DERIVATIVE TRANSACTIONS DENOMINATED "COUPON SWAP" AGREEMENTS TO HEDGE A PORTION OF ITS U.S. DOLLAR FOREIGN EXCHANGE EXPOSURE RESULTING FROM THE ISSUANCE OF ITS U.S.$300 MILLION 9.375% SENIOR NOTES DUE IN 2013. UNDER THE TRANSACTIONS, INNOVA WILL RECEIVE SEMIANNUAL PAYMENTS
     CALCULATED BASED ON AN AGGREGATE NOTIONAL AMOUNT OF U.S.$300 MILLION AT AN ANNUAL RATE OF 9.375%, AND WILL MAKE MONTHLY PAYMENTS CALCULATED BASED ON AN AGGREGATE NOTIONAL AMOUNT OF PS.3,282.2 MILLION AT AN ANNUAL RATE OF 10.25%. THE TRANSACTIONS, BOTH OF WHICH TERMINATE IN SEPTEMBER 2008, WILL REDUCE INNOVA'S FOREIGN EXCHANGE EXPOSURE ON 10 INTEREST COUPON PAYMENTS ON THE SENIOR NOTES.
o INNOVA HAS NOT REQUIRED SHAREHOLDER FUNDING FOR SEVEN STRAIGHT QUARTERS AND EXPECTS TO SATISFY ITS LIQUIDITY NEEDS DURING 2004 WITH ITS CURRENT BALANCE OF CASH RESOURCES AND ADDITIONAL CASH FLOW FROM OPERATIONS.

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING DECREASED BY PS.23.0 MILLION, OR 3.6%, TO PS.614.4 MILLION FOR THE YEAR ENDED DECEMBER 31, 2003 FROM PS.637.4 MILLION FOR THE YEAR ENDED DECEMBER 31, 2002. THIS DECREASE
REFLECTS: I) A PS.332.0 MILLION DECREASE IN NET FOREIGN EXCHANGE LOSS, PRIMARILY DUE TO THE 7.3% DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2003 VERSUS A 14.0% DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2002; II) A PS.36.8 MILLION INCREASE IN INTEREST INCOME, PRIMARILY AS A RESULT OF A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, WHICH WAS PARTIALLY OFFSET BY A REDUCTION OF INTEREST RATES DURING THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, AND A DECREASE IN INTEREST INCOME FROM INNOVA FOR THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, AS A RESULT OF THE INNOVA'S CAPITALIZATION IN SEPTEMBER 2003 OF ALL OF THE AMOUNTS DUE TO THE COMPANY BY INNOVA IN CONNECTION WITH LONG-TERM LOANS PROVIDED BY THE COMPANY; AND III) A PS.50.0 MILLION DECREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF A DECREASE IN THE RESTATEMENT OF THE COMPANY'S UDI DENOMINATED DEBT, PRIMARILY DUE TO A LOWER INFLATION DURING THE YEAR ENDED DECEMBER 31, 2003 (3.98%) AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002 (5.70%), AS WELL AS AN INCREASE IN THE NET GAIN ON INTEREST SWAP CONTRACTS OUTSTANDING IN THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY: I) A PS.357.8 MILLION DECREASE IN THE FAVORABLE HEDGE EFFECT OF THE FOREIGN EXCHANGE LOSS INCURRED IN THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, IN CONNECTION WITH THE COMPANY'S U.S.$600 MILLION LONG-TERM DEBT SECURITIES MATURING IN 2011 AND 2032, WHICH PRINCIPAL AMOUNT IS BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN UNIVISION SINCE MARCH 2002; AND II) A PS.38.0 MILLION INCREASE IN LOSS FROM MONETARY POSITION PRIMARILY AS A RESULT OF A HIGHER NET ASSET MONETARY POSITION DURING THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.218.1 MILLION, OR 24.9%, TO PS.657.2 MILLION FOR THE YEAR ENDED DECEMBER 31, 2003 FROM PS.875.3 MILLION FOR THE YEAR ENDED DECEMBER 31, 2002. THIS DECREASE
REFLECTS: I) A PS.338.3 MILLION NON-RECURRING CHARGE TAKEN IN THE YEAR ENDED DECEMBER 31, 2002 IN CONNECTION WITH THE WRITE-OFF OF EXCLUSIVE RIGHTS LETTERS FOR SOCCER PLAYERS; II) A PS.169.9 MILLION NON-RECURRING CHARGE TAKEN IN THE YEAR ENDED DECEMBER 31, 2002 RELATED TO THE DRAWDOWN BY DIRECTV UNDER A LETTER OF CREDIT POSTED BY THE COMPANY IN CONNECTION WITH CERTAIN ARRANGEMENTS BETWEEN DIRECTV AND THE

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

                                  ANNEX 1                        PAGE 5
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------
COMPANY TO BROADCAST THE 2002 WORLD CUP; AND III) A REDUCTION IN RESTRUCTURING CHARGES IN CONNECTION WITH WORK FORCE REDUCTIONS IN THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002. THESE DECREASES WERE PARTIALLY OFFSET BY A PS.284.2 MILLION NON-RECURRING CHARGE TAKEN IN THE YEAR ENDED DECEMBER 31, 2003, IN CONNECTION WITH THE PAYMENT OF VESTED AND UNVESTED SALARY BENEFITS TO CERTAIN COMPANY'S UNION EMPLOYEES, AS A PART OF THE COMPANY'S CONTINUING COST-CUTTING EFFORTS; AS WELL AS A PS.164.6 MILLION NON-RECURRING CHARGE TAKEN IN THE YEAR ENDED DECEMBER 31, 2003, IN CONNECTION WITH AN ESTIMATE FOR THE DISPOSAL OF CERTAIN LONG-LIVED ASSETS AND ASSOCIATED COSTS RELATED TO THE COMPANY'S NATIONWIDE PAGING BUSINESS, BASED ON THE EVALUATION OF BOTH THE RECOVERABILITY OF THE ASSETS AND THE COMPANY'S DECISION FOR NOT CONTINUING IN THIS MAJORITY-OWNED BUSINESS.

OTHER EXPENSE-NET

OTHER EXPENSE, NET DECREASED BY PS.1,675.6 MILLION, OR 75.5%, TO PS.543.3 MILLION FOR THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO PS.2,218.9
MILLION FOR THE YEAR ENDED DECEMBER 31, 2002. THIS DECREASE PRIMARILY REFLECTS A DECREASE IN THE WRITE-OFF OF GOODWILL FOR THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, AS WELL AS A GAIN ON DISPOSITION OF THE REMAINING SHARES HELD BY THE COMPANY IN ITS FORMER DTH VENTURE IN SPAIN.

INCOME TAXES

THE EFFECTIVE INCOME AND ASSETS TAX RATE DECREASED FOR THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, PRIMARILY REFLECTING THE INCREASED USE OF TAX LOSS CARRY-FORWARDS IN 2003 AS COMPARED TO 2002, PARTIALLY OFFSET BY AN INCREASE IN CONSOLIDATED ASSETS TAX, AS A RESULT OF A HIGHER ASSETS TAX BASE FOR THE YEAR ENDED DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002, AND AN INCREASE IN FOREIGN INCOME TAX IN 2003 AS COMPARED TO 2002.

EQUITY IN RESULTS OF AFFILIATES-NET

EQUITY IN RESULTS OF AFFILIATES INCREASED BY PS.1,230.1 MILLION TO AN EQUITY INCOME OF PS.28.3 MILLION FOR THE YEAR ENDED DECEMBER 31, 2003 FROM AN EQUITY LOSS OF PS.1,201.8 MILLION FOR THE YEAR ENDED DECEMBER 31, 2002. THIS INCREASE PRIMARILY REFLECTS A DECREASE IN EQUITY LOSSES OF INNOVA IN THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002; A REDUCTION IN THE COMPANY'S LIABILITY POSITION IN SKY MULTI-COUNTRY PARTNERS (SMCP) AS A RESULT OF THE REDUCTION IN THE ESTIMATED REMAINING USEFUL LIFE OF THE SATELLITE TRANSPONDERS BEING LEASED BY SMCP AND GUARANTEED BY THE COMPANY; AND AN EQUITY INCOME FROM THE COMPANY'S INVESTMENT IN UNIVISION. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY AN INCREASE IN EQUITY LOSSES IN DTH TECHCO PARTNERS FOR THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

MINORITY INTEREST

MINORITY INTEREST INCREASED BY PS.49.4 MILLION TO A BENEFIT OF PS.121.0 MILLION FOR THE YEAR ENDED DECEMBER 31, 2003 FROM A BENEFIT OF PS.71.6 MILLION FOR THE YEAR ENDED DECEMBER 31, 2002. THIS INCREASE PRIMARILY REFLECTED A NET LOSS OF THE COMPANY'S NATIONWIDE PAGING BUSINESS IN 2003 AS COMPARED TO A NET INCOME IN 2002, PARTIALLY OFFSET BY DECREASES IN THE NET LOSS OF THE COMPANY'S CABLE TELEVISION AND RADIO SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2003, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN 2003, THE COMPANY INVESTED APPROXIMATELY U.S.$94.9 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$17.4 MILLION IS RELATED TO CABLEVISION. ADDITIONALLY, IN 2003 THE COMPANY MADE CAPITAL CONTRIBUTIONS OF APPROXIMATELY U.S.$2.5 MILLION IN "TUTV," A 50% JOINT VENTURE WITH UNIVISION FOR DISTRIBUTION OF THE COMPANY'S SPANISH-SPEAKING PROGRAMMING PACKAGES IN THE UNITED STATES; AND OF APPROXIMATELY U.S.$4.8 MILLION IN OCESA ENTRETENIMIENTO, THE LIVE ENTERTAINMENT COMPANY IN WHICH

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

                                  ANNEX 1                        PAGE 6
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------
THE COMPANY HOLDS A 40% STAKE; AS WELL AS U.S.$20.6 MILLION IN LONG-TERM LOANS TO ITS LATIN AMERICAN DTH JOINT VENTURES. INNOVA DID NOT REQUIRE SHAREHOLDER FUNDING IN 2003 AND DOES NOT EXPECT TO REQUIRE SHAREHOLDER FUNDING IN 2004.

DEBT

AS OF DECEMBER 31, 2003, THE COMPANY'S LONG-TERM DEBT MATURITIES AMOUNTED TO PS.14,704.2 MILLION, AND THE CURRENT PORTION OF LONG-TERM DEBT WAS PS.285.2 MILLION, COMPARED WITH PS.13,875.9 MILLION AND PS.1,289.2 MILLION, RESPECTIVELY, AS OF DECEMBER 31, 2002.

ON FEBRUARY 4, 2004 MOODY'S INVESTOR SERVICES AFFIRMED GRUPO TELEVISA, S.A.'S EXISTING SENIOR IMPLIED RATING, SENIOR UNSECURED ISSUER RATING AND DEBT RATINGS OF "BAA3." ADDITIONALLY, MOODY'S CHANGED THE OUTLOOK FROM "STABLE" TO "POSITIVE."

SHARE BUYBACK PROGRAM

SINCE THE  IMPLEMENTATION  OF OUR MOST RECENTLY  ANNOUNCED SHARE REPURCHASE
PROGRAM,   THROUGH   FEBRUARY  25,  2004,   THE  COMPANY  HAS   REPURCHASED
APPROXIMATELY 94.8 MILLION SHARES IN THE FORM OF 31.6 MILLION CPOS FOR APPROXIMATELY PS.520.3 MILLION IN NOMINAL TERMS.

ADVERTISING SALES PLAN

AS OF DECEMBER 31, 2003, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.12,354.9 MILLION IN NOMINAL TERMS. THE DEPOSITS AS OF DECEMBER 31, 2003 REPRESENTED A 9.3% NOMINAL INCREASE, OR 5.1% IN REAL TERMS, AS COMPARED WITH THE PRIOR YEAR.

APPROXIMATELY 62.0% OF THE ADVANCED PAYMENT DEPOSITS AS OF DECEMBER 31, 2003 WERE IN THE FORM OF SHORT-TERM, NON-INTEREST BEARING NOTES RECEIVABLE THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED AVERAGE MATURITY OF THESE NOTES ON DECEMBER 31, 2003 WAS 3.3 MONTHS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN 2003, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 72.0%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.1%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00
- MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.8%. ADDITIONALLY, DURING 2003, TELEVISA AIRED 175 OF THE 200 MOST POPULAR PROGRAMS.

OUTLOOK FOR 2004

WE WILL FACE A DIFFICULT COMPARISON DURING THE FIRST HALF OF THE YEAR, AND SPECIALLY DURING THE SECOND QUARTER, DUE TO THE ABSENCE OF THE POLITICAL ADVERTISING THAT WE RECEIVED IN 2003. HOWEVER, WE EXPECT TO MAKE UP THAT SHORTFALL AND ACHIEVE A MARGINAL INCREASE IN OUR TELEVISION BROADCASTING SEGMENT REVENUES FOR THE FULL YEAR. IN ADDITION, WE EXPECT TO KEEP OVERALL COST AND EXPENSES FLAT DURING 2004, WHICH SHOULD ALLOW US TO MAINTAIN OUR TELEVISION BROADCASTING SEGMENT AND CONSOLIDATED EBITDA MARGINS AT CURRENT LEVELS.

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, FEATURE FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

                                  ANNEX 1                        PAGE 7
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------
THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

                        FINANCIAL STATEMENT NOTES(1)


                                  ANNEX 2                        PAGE 1
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
    OF DECEMBER 31, 2003, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)


1.   ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEARS ENDED ON THOSE DATES, ARE AUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2003.


2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:

                                                    2003                        2002
                                          -------------------------    ----------------------
    BUILDINGS                             Ps.            7,160,757     Ps.          6,779,204
    BUILDINGS IMPROVEMENTS                               1,634,628                  1,769,044
    TECHNICAL EQUIPMENT                                 11,399,328                 10,124,891
    FURNITURE AND FIXTURES                                 562,691                    539,479
    TRANSPORTATION EQUIPMENT                             1,084,767                    986,790
    COMPUTER EQUIPMENT                                     916,240                    819,922
                                          -------------------------    -----------------------
                                                        22,758,411                 21,019,330
    ACCUMULATED DEPRECIATION                           (11,306,059))               (9,666,143)
                                          -------------------------    -----------------------
                                                        11,452,352                 11,353,187
    LAND                                                 3,534,492                  3,594,734
    CONSTRUCTION IN PROGRESS                               613,854                  1,005,424
                                          -------------------------    -----------------------
                                          Ps.           15,600,698     Ps.         15,953,345
                                          =========================    =======================




     DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, WAS PS.1,281,436 AND PS.1,046,228, RESPECTIVELY.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

                        FINANCIAL STATEMENT NOTES(1)


                                  ANNEX 2                        PAGE 2
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------

3.   LONG-TERM DEBT SECURITIES:

     AS OF DECEMBER 31, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

                                                              2003                                   2002
                                         -----------------------------------------  ---------------------------------------
                                           U.S. DOLLAR                               U.S. DOLLAR
                                            PRINCIPAL                                 PRINCIPAL
                                             AMOUNTS              MEXICAN              AMOUNTS               MEXICAN
                                           (THOUSANDS)             PESOS             (THOUSANDS)              PESOS
                                         ------------------ --------------------     ---------------    -------------------
11.375% SERIES "A" SENIOR NOTES DUE
  2003 (SEE NOTE 13)                       $         -        Ps.             -        $    68,847       Ps.      749,062
11.875% SERIES "B" SENIOR NOTES DUE
  2006 (A)                                        5,343                   59,975              5,343                 58,132
8.625% SENIOR NOTES DUE 2005 (B)                200,000                2,245,000            200,000              2,176,020
8.000% SENIOR NOTES DUE 2011 (C)                300,000                3,367,500            300,000              3,264,030
8.500% SENIOR NOTES DUE 2032 (D)                300,000                3,367,500            300,000              3,264,030
                                        ----------------    ---------------------    ---------------    -------------------
                                           $    805,343                9,039,975       $    874,190              9,511,274
                                        ================                             ===============
UDI-DENOMINATED NOTES DUE 2007 (E)                                     3,640,302                                 3,642,526
                                                            ---------------------                       -------------------
                                                              Ps.     12,680,277                          Ps.   13,153,800
                                                            =====================                       ===================


(A) INTEREST ON THE SERIES "B" SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(C) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(D) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(E) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS") FOR A NOMINAL AMOUNT OF PS.3,000,000, REPRESENTING 1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF DECEMBER 31, 2003 AND 2002 INCLUDES RESTAMENT OF PS.640,302 AND PS.523,231, RESPECTIVELY. THE UDI VALUE AS OF DECEMBER 31, 2003, WAS OF PS. 3.352003 PER ONE UDI.


     THE SENIOR NOTES DUE IN 2005, 2006, 2011 AND 2032 MAY NOT BE REEDEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

                        FINANCIAL STATEMENT NOTES(1)


                                  ANNEX 2                        PAGE 3
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------

     THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

     THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS ) (SEE NOTE 7).


4.   CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

     IN CONJUNCTION WITH THE GROUP'S DISPOSAL OF ITS FORMER MUSIC RECORDING BUSINESS IN 2002, THE GROUP MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS EXPECTED TO BE RESOLVED BY THE PARTIES IN 2004. WHILE THE GROUP'S MANAGEMENT BELIEVES THAT THE OUTCOME OF THIS AUDIT WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL POSITION OR FUTURE OPERATING RESULTS, NO ASSSURANCE CAN BE GIVEN IN THIS REGARD.

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.302,000 PLUS PENALTIES AND SURCHARGES (A GROSS AMOUNT OF APPROXIMATELY PS.960,700). THE CLAIM, WHICH RELATES TO AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR ENDED DECEMBER 31, 1994, WAS ORIGINALLY BROUGHT BY THE MEXICAN TAX
AUTHORITY IN 1999, BUT WAS DISMISSED IN 2002 ON PROCEDURAL GROUNDS. THE COMPANY BELIEVES THAT THIS CLAIM IS WITHOUT MERIT, AND INTENDS TO VIGOROUSLY DEFEND THIS CLAIM, ALTHOUGH NO ASSURANCES CAN BE GIVEN AS TO THE OUTCOME OF THIS DISPUTE.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

                        FINANCIAL STATEMENT NOTES(1)


                                  ANNEX 2                        PAGE 4
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------

5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY AS OF DECEMBER 31, IS ANALYZED AS
FOLLOWS:


                                                             2003                                        2002
                                          ---------------------------------------      -------------------------------------
                                              NOMINAL                RESTATED                NOMINAL             RESTATED
                                               PESOS                  PESOS                   PESOS               PESOS
                                          ------------------    ---------------------  -------------------  ----------------
CAPITAL STOCK                             Ps. 1,495,885          Ps.   7,587,719       Ps.   1,512,083        Ps. 7,661,751
ADDITIONAL PAID-IN CAPITAL                    3,841,793                3,875,418               191,413              225,038
LEGAL RESERVE                                   622,401                1,269,487               585,509            1,231,128
RESERVE FOR REPURCHASE OF SHARES              2,255,655                5,284,975             2,695,761            5,736,233
UNAPPROPIATED EARNINGS FROM PRIOR
    YEARS                                     6,692,014               14,328,478             6,541,070           14,171,529
RESULTS FROM REPURCHASE OF SHARES            (6,613,956)              (7,263,585)           (2,931,168)          (3,581,191)
OTHER ACCUMULATED RESULTS                         2,880                   12,107                 2,880               12,107
CUMULATIVE GAIN ON ISSUANCE OF SHARES
    OF ASSOCIATES                             3,464,006                3,616,238               580,792              733,024
CUMULATIVE EFFECT OF DEFERRED TAXES          (2,197,681)              (2,747,622)           (2,197,681)          (2,747,622)
NET INCOME FOR THE PERIOD                            --                3,596,603               737,836              767,176
DEFICIT FROM RESTATEMENT                             --               (3,112,135)                   --           (3,221,608)
                                                                -----------------                          ------------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                               Ps. 26,447,683                              Ps.20,987,565
                                                                =================                          ==================


     IN CONNECTION WITH THE APPROVAL OF THE COMPANY'S SHAREHOLDERS ON APRIL 30, 2002 TO ISSUE ADITIONAL SERIES "A" SHARES IN AN AGGREGATE AMOUNT OF TO 4.5% OF THE COMPANY'S OUTSTANDING CAPITAL STOCK (430,350,671 SERIES "A" SHARES), IN SEPTEMBER 2002 AND DECEMBER 2003 THE COMPANY INCREASED ITS CAPITAL STOCK IN THE AMOUNT OF PS. 426 AND PS. 4,023,375, RESPECTIVELY, BY ISSUING 43,117 AND 430,307,554 SERIES "A" SHARES, RESPECTIVELY. AS A RESULT OF THESE CAPITAL INCREASES, THE COMPANY RECOGNIZED IN SEPTEMBER 2002 AND DECEMBER 2003 AN ADDITIONAL PAID-IN CAPITAL OF PS. 391 AND PS. 3,650,380, RESPECTIVELY.

     THE 430,307,554 SERIES "A" SHARES ISSUED BY THE COMPANY IN DECEMBER 2003, WERE REPURCHASED BY THE COMPANY IN THAT DATE TO BE OFFERED TO PLAN PARTICIPANTS THOUGH ONE SPECIAL PURPOSE TRUST (SEE NOTE 6).

     ON APRIL 30, 2003, THE COMPANY'S STOCKHOLDERS APPROVED (I) A PAYMENT OF DIVIDENDS FOR A NOMINAL AMOUNT OF PS.550,000, WHICH WERE PAID ON JUNE 30, 2003 AS FOLLOWS: A DIVIDEND OF PS.0.18936541 PER CPO AND A DIVIDEND OF PS.0.05260150265 PER SERIES "A" SHARE (NOT IN THE FORM OF A CPO UNIT); AND
(II) THE CANCELLATION OF 33,131,712 SHARES OF CAPITAL STOCK IN THE FORM OF 11,043,904 CPOS, WHICH WERE PART OF THE REPURCHASES OF SHARES MADE BY THE COMPANY IN 2000 AND FROM JANUARY TO APRIL 2003. ALSO, ON DECEMBER 23, 2003, THE COMPANY'S SHAREHOLDERS APPROVED THE CANCELLATION OF 61,671,000 SHARES OF CAPITAL STOCK IN THE FORM OF 20,557,000 CPOS, WHICH WERE REPURCHASES OF SHARES MADE BY THE COMPANY FROM MAY THROUGH DECEMBER 2003.

     AS OF  DECEMBER  31,  2003 AND  2002,  CAPITAL  STOCK IS NET OF SHARES
REPURCHASED OF PS.619,722 (NOMINAL PS.122,175) AND PS.246,737 (NOMINAL PS.48,643), RESPECTIVELY.

     AT DECEMBER 31, 2003, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK AUTHORIZED AND ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:


                                  MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

                               FINANCIAL STATEMENT NOTES(1)


                                          ANNEX 2                            PAGE 5
                                                                          CONSOLIDATED
JUDGED INFORMATION                                                       Final Printing
------------------------------------------------------------------------------------------
                          AUTHORIZED
SHARES                    AND ISSUED               REPURCHASED (*)         OUTSTANDING
------------------   -----------------------  ---------------------  ---------------------
SERIES "A"                  4,989,449,767            541,247,226             4,448,202,541
SERIES "L"                  2,239,549,096             86,848,654             2,152,700,442
SERIES "D"                  2,239,549,096             86,848,654             2,152,700,442
                     ---------------------    -------------------    ----------------------
                            9,468,547,959            714,944,534             8,753,603,425
                     =====================    ===================    ======================



(*) SHARES REPURCHASED INCLUDE 260,545,962 SHARES IN THE FORM OF 86,848,654 CPOS AND ADDITIONAL 24,091,018 SERIES "A" SHARES (NOT IN THE FORM OF CPOS) THAT ARE BENEFITIALLY OWNED BY ONE OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARIES.



6.   REPURCHASE OF SHARES:

     AS OF DECEMBER 31, 2003, THE COMPANY'S STOCKHOLDERS HAD APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.6,616,402, FOR THE REPURCHASE OF SHARES AT THE DISCRETION OF MANAGEMENT. THE RESERVE FOR REPURCHASE OF SHARES WAS USED IN 1999, 2000 AND 2003 FOR AN AMOUNT OF PS. 272,044, PS. 608,125 AND PS. 451,258, RESPECTIVELY, IN CONNECTION WITH REPURCHASES OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY IS RECOGNIZED AS A CHARGE TO
STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED IS RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

     THE 714,944,534 SHARES REPURCHASED AND HELD BY THE GROUP AS OF DECEMBER 31, 2003, ARE REFLECTED AS A CHARGE TO THE STOCKHOLDERS' EQUITY, AS FOLLOWS:


                                      SHARES              SHARES OWNED
                                    REPURCHASED              BY ONE                SHARES
                                   BY THE COMPANY          COMPANY'S            REPURCHASED
STOCKHOLDERS' EQUITY                                      SUBSIDIARY            BY THE GROUP
-------------------------------- -----------------    -------------------     -----------------
CAPITAL STOCK                      Ps.    372,995       Ps.      246,727       Ps.     619,722
UNAPPROPRIATED EARNINGS                 3,650,380              2,073,772             5,724,152
                                 -----------------    -------------------     -----------------
TOTAL                              Ps.  4,023,375       Ps.    2,320,499       Ps.   6,343,874
                                 =================    ===================     =================


     IN SEPTEMBER 2002, THE COMPANY ANNOUNCED A SHARE REPURCHASE PROGRAM OF UP TO U.S.$400 MIILION OVER THE NEXT THREE YEARS. THE COMPANY STARTED REPURCHASING SHARES IN 2003 UNDER THIS REPURCHASE PROGRAM, AND FROM JANUARY 1, THROUGH DECEMBER 31, 2003, THE COMPANY REPURCHASED 94,800,300 SHARES IN THE FORM OF 31,600,100 CPOS FOR PS.533,431 (PS.520,187 NOMINAL).

     IN THE THIRD QUARTER OF 2003, THE GROUP SOLD 15,000,000 SHARES OF THE COMPANY IN THE FORM OF 5,000,000 CPOS FOR AN AMOUNT OF PS.71,699, IN CONNECTION WITH ITS STOCK OPTION PLAN.

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE YEARS ENDED DECEMBER 31,  CONSISTED
OF:

                                              2003                  2002
                                        ----------------    ----------------
INTEREST EXPENSE (1)                      Ps. 1,375,770      Ps.  1,425,677

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

                        FINANCIAL STATEMENT NOTES(1)


                                  ANNEX 2                        PAGE 6
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------

INTEREST INCOME                                (649,892)           (613,074)
FOREIGN EXCHANGE GAIN, NET (2)                 (193,355)           (219,213)
LOSS FROM MONETARY POSITION (3)                  82,004              43,957
                                        ----------------    ----------------
                                          Ps.   614,527       Ps.   637,347
                                        ================    ================

(1) INCLUDES RESTATEMENT OF UDIS OF PS.139,331 AND PS.197,190 IN 2003 AND 2002, RESPECTIVELY.
(2)  NET OF THE  LOSS  OF  PS.468,989  AND  PS.826,847  IN 2003  AND  2002,
     RESPECTIVELY RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.
(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2003 AND 2002 OF PS.135,642 AND PS.186,888, RESPECTIVELY, ARISING FROM TEMPORARY DEFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31, WAS DERIVED FROM:


                                                          2003                        2002
                                                   ------------------    -----------------
ASSETS:
ACCRUED LIABILITIES                                 Ps.     503,173       Ps.    634,673
GOODWILL                                                    833,197              871,298
TAX LOSS CARRYFORWARDS                                      856,810              297,137
ALLOWANCE FOR DOUBTFUL ACCOUNTS                             353,603              292,781
CUSTOMER ADVANCES                                         1,452,949            1,236,244
                                                   ------------------    -----------------
                                                          3,999,732            3,332,133
                                                   ------------------    -----------------
LIABILITIES:
INVENTORIES                                              (1,267,319)          (1,859,448)
PROPERTY, PLANT AND EQUIPMENT - NET                      (1,229,717)          (1,166,256)
OTHER ITEMS                                                (399,955)            (527,417)
INNOVA                                                   (1,579,306)          (1,370,199)
                                                   ------------------    -----------------
                                                         (4,476,297)          (4,923,320)
                                                   ------------------    -----------------
DEFERRED-INCOME TAXS OF MEXICAN COMPANIES                  (476,565)          (1,591,187)
DEFERRED TAX OF FOREINGN SUBSIDIARIES                      (374,133)            (370,439)
ASSETS TAX                                                1,855,702            1,606,547
VALUATION ALLOWANCE                                      (2,248,239)          (2,041,411)
                                                   ------------------    -----------------
DEFERRED INCOME TAX LIABILITY                            (1,243,235)          (2,396,490)
EFFECT ON CHANGE OF INCOME TAX RATES                         88,779              279,674
                                                   ------------------    -----------------
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS     Ps.  (1,154,456)      Ps. (2,116,816)
                                                   ==================    =================


9.   EXTRAORDINARY ITEMS:

     NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

                        FINANCIAL STATEMENT NOTES(1)


                                  ANNEX 2                        PAGE 7
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------


10. DISCONTINUED OPERATIONS:

     IN DECEMBER 2001, IN CONNECTION WITH A SERIES OF TRANSACTIONS THE GROUP REACHED AN AGREEMENT WITH UNIVISION TO SELL ITS MUSIC RECORDING BUSINESS IN THE UNITED STATES AND LATIN AMERICA, WHICH SALE WAS CONSUMMATED IN APRIL 2002. ACCORDINGLY, THE RESULTS OF OPERATIONS OF THE MUSIC RECORDING BUSINESS ARE REPORTED AS DISCONTINUED OPERATIONS FOR 2002.

     DISCONTINUED OPERATIONS OF THE MUSIC RECORDING SEGMENT FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, ARE PRESENTED AS FOLLOWS:

                                                                                      2003                2002
                                                                              -------------------- --------------------
INCOME FROM MUSIC RECORDING OPERATIONS                                            Ps.     -         Ps.       1,760
(LOSS) GAIN ON DISPOSAL OF MUSIC RECORDING OPERATIONS, NET OF AN INCOME TAX
BENEFIT OF Ps.30,191 AND AN INCOME TAX PROVISION OF Ps.557,900, RESPECTIVELY          (64,157)            1,103,250
                                                                              -------------------- --------------------
                                                                                  Ps. (64,157)      Ps.   1,105,010
                                                                              ==================== ====================


     SUMMARIZED INFORMATION ON RESULTS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS FOR THE PERIOD FROM JANUARY 1, 2002 THROUGH THE CLOSING DATE IN MARCH 2002, IS AS FOLLOWS:

                                                                2002
                                                       -----------------------
NET SALES                                                   Ps.       215,583
COST OF SALES                                                         157,414
OPERATING EXPENSES                                                     37,484
DEPRECIATION AND AMORTIZATION                                             800
OPERATING INCOME                                                       19,885
INCOME BEFORE INCOME TAX                                               12,315
INCOME TAXES                                                           10,555
NET INCOME FROM DISCONTINUED OPERATIONS                                 1,760


11. CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002.


12. QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2003, ARE AS FOLLOWS:

                                                           INDEX AT END
    QUARTER        ACCUMULATED             QUARTER          OF PERIOD             ACCUMULATED               QUARTER
--------------  -------------------  ------------------  ---------------  ------------------------  ----------------------
1(degree)/ 03     Ps.      250,079       Ps.    250,079         104.261          Ps.      256,639          Ps.      256,639
2(degree)/ 03            1,515,190            1,265,286         104.188                 1,556,026                 1,299,387
3(degree)/ 03            2,217,022              686,024         105.275                 2,253,264                   697,238
4(degree)/ 03            3,596,603            1,343,339         106.996                 3,596,603                 1,343,339


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

                        FINANCIAL STATEMENT NOTES(1)


                                  ANNEX 2                           PAGE 8
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------

(1) AS REPORTED IN EACH QUARTER.



13. INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, WERE AS FOLLOWS:

                                      TOTAL REVENUES     INTERSEGMENT REVENUES   CONSOLIDATED REVENUES         OPERATING INCOME
                                                                                                                    (LOSS)
                                    -------------------- ----------------------- ----------------------  -----------------------
2002:
TELEVISION BROADCASTING                Ps.   14,596,503       Ps.       104,661         Ps. 14,491,842    Ps.         4,745,871
PROGRAMING FOR PAY TELEVISION                   632,209                  59,278                572,931                   62,656
PROGRAMING LICENSING                          1,461,051                       -              1,461,051                  226,658
PUBLISHING                                    1,750,040                  27,163              1,722,877                  253,256
PUBLISHING DISTRIBUTION                       1,397,200                  11,717              1,385,483                   (1,927)
CABLE TELEVISION                              1,152,268                     499              1,151,769                  209,474
RADIO                                           194,501                  43,647                150,854                  (47,557)
OTHER BUSINESSES                              1,610,395                 130,629              1,479,766                 (463,959)
ELIMINATIONS AND CORPORATE EXPENSES
                                               (377,594)               (377,594)                     -                 (149,222)
                                    -------------------- ----------------------- ----------------------  -----------------------
CONSOLIDATED TOTAL                     Ps.   22,416,573       Ps.            -        Ps.   22,416,573    Ps.         4,835,250
                                    ==================== ======================= ======================  =======================

2003:
TELEVISION BROADCASTING                Ps.   15,387,002       Ps.        70,112       Ps.   15,316,890    Ps.         5,617,066
PROGRAMING FOR PAY TELEVISION                   699,677                  55,877                643,800                  114,703
PROGRAMING LICENSING                          1,630,155                       -              1,630,155                  490,622
PUBLISHING                                    1,787,753                   6,875              1,780,878                  327,239
PUBLISHING DISTRIBUTION                       1,776,224                   6,617              1,769,607                  (11,622)
CABLE TELEVISION                                986,507                   4,872                981,635                  120,914
RADIO                                           249,306                  47,079                202,227                    6,949
OTHER BUSINESSES                              1,361,278                 123,257              1,238,021                 (470,627)
ELIMINATIONS AND CORPORATE EXPENSES
                                               (314,689)               (314,689)                     -                 (149,307)
                                    -------------------- ----------------------- ----------------------  -----------------------
CONSOLIDATED TOTAL                     Ps.   23,563,213       Ps.            -        Ps.   23,563,213    Ps.         6,045,937
                                    ==================== ======================= ======================  =======================

14. REFINANCING

     ON MAY 7, 2003 THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK FOR AN AGGREGATE AMOUNT OF PS.800,000, WITH TWO TRANCHES OF PS.400,000 EACH. THE AVERAGE ANNUAL INTEREST RATE EQUALS 8.925% PLUS ADDITIONAL BASIS POINTS FROM 0 TO 45 BASED ON THE MAINTENANCE OF CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS. INTEREST DUE IN CONNECTION WITH THIS CREDIT AGREEMENT IS PAYABLE ON A 28-DAY BASIS. THIS INDEBTEDNESS HAS TWO SEMIANNUAL MATURITIES OF PS.40,000 EACH IN 2004, TWO SEMIANNUAL MATURITIES OF PS.120,000 EACH IN 2006 AND TWO QUARTELY MATURITIES OF PS.240,000 EACH IN 2008. THE NET PROCEEDS OF THIS CREDIT AGREEMENT WERE PRIMARILY USED TO PAY AMOUNTS OUTSTANDING UNDER THE SERIES "A" SENIOR NOTES WHICH MATURED ON MAY 15, 2003. UNDER THE TERMS OF THIS CREDIT AGREEMENT, THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING ARE REQUIRED TO MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS AND ARE SUBJECT TO CERTAIN RESTRICTIVE COVENANTS SIMILAR TO THE RATIOS AND COVENANTS OF THE U.S.$100 MILLION SYNDICATED TERM LOAN.


15. ACQUISITION OF TELESPECIALIDADES AND DISPOSAL OF VIA DIGITAL

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4        YEAR:   2003
GRUPO TELEVISA, S.A.

                        FINANCIAL STATEMENT NOTES(1)


                                  ANNEX 2                        PAGE 9
                                                              CONSOLIDATED
JUDGED INFORMATION                                          Final Printing
--------------------------------------------------------------------------

     IN JUNE 2003, THE COMPANY SUBSTANTIALLY COMPLETED THE ACQUISITION OF ALL THE OUTSTANDING EQUITY OF TELESPECIALIDADES, S.A. DE C.V. ("TELESPECIALIDADES"), A COMPANY WHICH WAS OWNED BY ALL OF THE SHAREHOLDERS OF GRUPO TELEVICENTRO, S.A. DE C.V. ("TELEVICENTRO"), THE GROUP'S CONTROLLING COMPANY. THE TOTAL CONSIDERATION PAID IN THE THIRD QUARTER OF 2003 IN CONNECTION WITH THIS ACQUISITION WAS U.S.$83 MILLION (PS.893,698), WHICH WAS FINANCED WITH CASH ON HAND. AT THE TIME OF THE ACQUISITION, TELESPECIALIDADES'S NET ASSETS CONSISTED PRICIPALLY OF 4,773,849 SHARES OF THE COMPANY'S CAPITAL STOCK IN THE FORM OF 1,591,283 CPOS, WHICH SECURITIES WERE PREVIOUSLY OWNED BY TELEVICENTRO, AND TAX LOSS CARRYFORWARDS FOR APPROXIMATELY PS.6,713,683. THE TERMS OF THIS ACQUISITION WERE APPROVED BY THE COMPANY'S BOARD OF DIRECTORS AND AUDIT COMMITTEE. BEGINNING JUNE 30, 2003, THE GROUP RECOGNIZES THE SHARES OF THE COMPANY OWNED BY TELESPECIALIDADES AS A SHARE REPURCHASE.

     IN APRIL 2003, THE GROUP SOLD A PORTION OF ITS MINORITY INTEREST IN THE CAPITAL STOCK OF DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A. ("VIA DIGITAL"), A DTH VENTURE IN SPAIN, FOR AN AGGREGATE AMOUNT OF APPROXIMATELY
27.5 MILLION EUROS (PS.397,078) IN CASH. THE GROUP RECOGNIZED A PRE-TAX GAIN OF SUCH AMOUNT ON THIS SALE, WHICH REPRESENTED THE EXCESS OF THE CASH PROCEEDS OVER THE CARRYING VALUE OF THE RELATED NET INVESTMENT IN VIA DIGITAL AT THE TRANSACTION DATE. A PORTION OF THE NET PROCEEDS FROM THIS DIVESTITURE WERE USED TO PREPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A LONG-TERM LOAN FOR APPROXIMATELY 23.6 MILLION EUROS WITH AN ORIGINAL MATURITY IN JUNE 2003.

     IN THE THIRD QUARTER OF 2003, THE GROUP EXCHANGED ITS REMAINING SHARES OF VIA DIGITAL FOR SHARES OF SOGECABLE, A PUBLIC PAY TELEVISION COMPANY IN SPAIN, IN CONNECTION WITH A MERGER IN WHICH SOGECABLE BECAME THE SURVIVING ENTITY. AS A RESULT OF THIS TRANSACTION, THE GROUP RECOGNIZED A COST INVESTMENT IN SOGECABLE AND A NON-CASH GAIN ON EXCHANGE OF SHARES FOR THE AMOUNT OF APPROXIMATELY 3.3 MILLION EUROS (PS.43,801).

16. MERGER OF UNIVISION AND HISPANIC BROADCASTING CORPORATION

     ON SEPTEMBER 22, 2003, UNIVISION AND HISPANIC BROADCASTING CORPORATION ("HBC"), A LEADING SPANISH-LANGUAGE RADIO GROUP IN THE UNITED STATES, ANNOUNCED THAT A CLEARANCE FROM THE U.S. FEDERAL COMMUNICATIONS COMMISSION WAS GRANTED TO THESE COMPANIES TO COMPLETE A PROPOSED MERGER OF THEIR BUSINESSES. FOLLOWING THIS APPROVAL, THE HBC COMMON STOCK WAS CONVERTED INTO 0.85 SHARES OF UNIVISION CLASS "A" COMMON STOCK, GIVING HBC SHAREHOLDERS APPROXIMATELY 26.5% OF THE ENLARGED UNIVISION'S FULLY DILUTED ECONOMIC OWNERSHIP.

     AS A RESULT OF THIS MERGER, THE GROUP'S OWNERSHIP IN UNIVISION DECREASED FROM 14.7% TO 10.9% ON A FULLY DILUTED BASIS (AND FROM APPROXIMATELY 13.2% TO 9.4% ON A CURRENT OWNERSHIP BASIS). HOWEVER, THE GROUP INCREASED THE CARRYING VALUE OF ITS INVESTMENT IN UNIVISION BY RECOGNIZING A GAIN ON ISSUANCE OF SHARES OF UNIVISION OF APPROXIMATELY PS. 2,812,927, IN THE FOURTH QUARTER OF 2003, WHICH WAS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME IN THE GROUP'S STOCKHOLDERS EQUITY, AND CALCULATED BASED ON ESTIMATES MADE AND REPORTED BY UNIVISION.

                             - - - - - - - - -

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA        QUARTER:       4             YEAR:   2003
GRUPO TELEVISA, S.A.
                       RELATION OF SHARES INVESTMENTS

                                                ANNEX 3                                                       CONSOLIDATED
JUDGED INFORMATION                                                                                          FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   TOTAL AMOUNT
                                                                                               (THOUSANDS OF PESOS)
                                                                                       %       ---------------------------
                                                                     NUMBER        OWNERSHIP   ACQUISITION     PRESENT
             COMPANY NAME (1)               MAIN ACTIVITIES         OF SHARES         (2)          COST       VALUE (3)
             ----------------               ---------------         ---------      ---------   -----------    ---------

SUBSIDIARIES

 1  CORPORATIVO VASCO DE QUIROGA,       PROMOTION AND                 19,509,544        100.00    1,836,819      1,748,614
    S.A. DE C.V.                        DEVELOPMENT OF
                                        COMPANIES
 2  CVQ ESPECTACULOS, S.A. DE C.V.      PROMOTION AND                 10,660,871        100.00    1,367,744        546,372
                                        DEVELOPMENT OF
                                        COMPANIES
 3  DTH EUROPA, S.A.                    PROMOTION AND                    465,711         79.95      264,460       (620,140)
                                        DEVELOPMENT OF
                                        COMPANIES
 4  EDITORA FACTUM, S.A. DE C.V.        PROMOTION AND                527,908,167        100.00    1,715,006      1,611,793
                                        DEVELOPMENT OF
                                        COMPANIES
 5  EDITORIAL TELEVISA, S.A. DE C.V.    PROMOTION AND                  1,037,498        100.00      823,582      1,505,609
                                        DEVELOPMENT OF
                                        COMPANIES
 6  FACTUM MAS, S.A. DE C.V.            PROMOTION AND              5,271,100,701        100.00    4,585,127       (367,039)
                                        DEVELOPMENT OF
                                        COMPANIES
 7  GRUPO DISTRIBUIDORAS INTERMEX,      DISTRIBUTION OF BOOKS        349,470,905        100.00      822,778        696,948
    S.A. DE C.V.                        AND MAGAZINES
 8  GRUPO RADIOPOLIS, S.A. DE C.V.      PROMOTION AND                418,881,301        100.00      342,274      7,763,395
                                        DEVELOPMENT OF
                                        COMPANIES
 9  PROMO-INDUSTRIAS                    PROMOTION AND                    515,523        100.00          102         57,973
    METROPOLITANAS, S.A. DE C.V.        DEVELOPMENT OF
                                        COMPANIES
10  SISTEMA RADIOPOLIS, S.A. DE C.V.    COMMERCIALIZATION OF          76,070,313         50.00      764,739        193,655
                                        RADIO PROGRAMMING
11  TELEPARABOLAS, S.L.                 MAINTENANCE OF                     1,500        100.00          750            796
                                        PARABOLIC DISHES
12  TELESISTEMA MEXICANO, S.A. DE C.V.  COMMERCIALIZATION OF         160,721,725        100.00   11,901,180     17,162,811
                                        TELEVISION
13  TELEVISA ARGENTINA, S.A.            COMMERCIAL OPERATION           6,920,920        100.00      115,371         15,701
                                        OF TELEVISION
14  TELEVISA, S.A. DE C.V.              PRODUCTION AND                 6,800,750         36.34    7,555,759      8,828,634
                                        BROADCASTING OF T.V.
                                        PROGRAMMING
15  TELEVISION INDEPENDIENTE DE         PROMOTION AND                 16,997,306         99.96    1,265,724      4,824,886
    MEXICO, S.A. DE C.V.                DEVELOPMENT OF
                                        COMPANIES
16  CAPITALIZED INTEGRAL COST OF                                               1                                   215,412
    FINANCING, 1994
17  CAPITALIZED INTEGRAL COST OF                                               1                                   388,334
    FINANCING, 1995
18  CAPITALIZED INTEGRAL COST OF                                               1                                    26,905
    FINANCING, 1996
19  CAPITALIZED INTEGRAL COST OF                                               1                                    22,133
    FINANCING, 1998
                                                                                                 ----------     ----------
    TOTAL INVESTMENT IN SUBSIDIARIES                                                             33,361,415     44,622,792
                                                                                                 ==========     ==========

ASSOCIATEDS
 1  ARGOS COMUNICACION, S.A. DE C.V.    OPERATION AND/OR              33,000,000         15.30      137,000         14,353
                                        BROADCASTING OF T.V.
 2  DIBUJOS ANIMADOS MEXICANOS          PRODUCTION OF                  1,735,560         49.00        4,384            731
    DIAMEX, S.A. DE C.V.                ANIMATED CARTOONS
 3  DTH TECHCO PARTNERS                 SERVICES FOR SATELLITE                 1         30.00      117,900        122,220
                                        PAY TELEVISION
 4  EDITORIAL CLIO, LIBROS Y VIDEOS,    PUBLISHING AND PRINTING        2,627,050         30.00       26,270         13,631
    S.A. DE C.V.                        OF BOOKS AND
                                        MAGAZINES.
 5  ENDEMOL MEXICO, S.A. DE C.V.        COMMERCIALIZATION OF           1,635,000         50.00        1,635          6,154
                                        TELEVISION
                                        PROGRAMMING
 6  EN VIVO ESPECTACULOS, S. DE R.L.    LIVE ENTERTAINMENT IN                  2        100.00           25         (4,226)
    DE C.V.                             MEXICO
 7  GRUPO EUROPRODUCCIONES, S.A.        PROMOTION AND                      7,275         30.00       93,407        116,785
                                        DEVELOPMENT OF
                                        COMPANIES
 8  OCESA ENTRETENIMIENTO, S.A. DE      LIVE ENTERTAINMENT IN         14,100,000         40.00    1,095,581        457,697
    C.V.                                MEXICO
 9  SKY LATIN AMERICA PARTNERS          ADMINISTRATIVE SERV.                   1         30.00        1,974         10,474
                                        FOR THE DTH VENTURES
10  TELEVISORA DEL YAQUI, S.A. DE C.V.  OPERATION AND/OR               4,124,986         15.00          412          5,552
                                        BROADCASTING OF T.V.
11  TUTV, LLC                           COMMERCIALIZATION OF                   1         50.00       25,752         12,486
                                        TELEVISION PROGRAMMING
12  UNIVISION COMMUNICATIONS, INC.      BROADCASTING OF T.V.          30,187,534          9.37    5,602,976      5,340,196
                                        SPANISH PROGRAMS                                         ----------     ----------


    TOTAL INVESTMENT IN ASSOCIATEDS                                                               7,107,316      6,096,053
                                                                                                 ----------     ----------

    OTHER PERMANENT INVESTMENTS                                                                                    225,727
                                                                                                                ----------

    TOTAL                                                                                                       50,944,572
                                                                                                                ==========



                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                ANNEX 5                     QUARTER:    4            YEAR:    2003
GRUPO TELEVISA, S.A.

                                                        CREDITS BREAK DOWN
                                                       (Thousands of Pesos)
                                                                                                                     CONSOLIDATED
JUDGED INFORMATION                                                                                                  Final Printing
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Amortization of Credits in Foreign Currency With
                                                                                   National Entities (Thousands of $)
                                                              Denominated   --------------------------------------------------------
                                                                In Pesos                       Time Interval
                                                           -------------------------------------------------------------------------
       Credit Type / Institution        Amorti-     Rate              More
                                        zation       of     Until 1   Than    Current  Until 1  Until 2  Until 3  Until 4  Until 5
                                         Date     Interest    Year    1 Year    Year    Year     Year     Year     Year     Year
------------------------------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
------------------------------------------------------------------------------------------------------------------------------------
SINDICADO                              12/21/2006   2.09
BANAMEX, S.A.                            5/1/2008   8.93    80,000   720,000
BANCA SERFIN, S.A.                      5/15/2006   6.84    64,000    96,000
BANAMEX, S.A.                           7/24/2004   6.70   114,469
BANK OF AMERICA                         3/31/2010   2.37
BNP PARIBAS                             3/28/2008   1.57
SUNTRUST BANK MIAMI, NATIONAL            4/1/2008   4.53
INBURSA, S.A.                           11/1/2006   6.15     7,631    10,911
BANCO DE BILBAO VIZCAYA, S.A.           1/30/2006   5.86
LEASING DE OCCIDENTE                    3/19/2005  13.87
LEASING DE COLOMBIA                     3/21/2005  14.53
LEASING DEL VALLE                        2/8/2004  13.39
SANTANDER CENTRAL HISPANO LEASING, S.A. 1/24/2006  14.74
------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                266,100   826,911      -        -        -        -        -        -
------------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
------------------------------------------------------------------------------------------------------------------------------------
HOLDERS                                 5/13/2006  12.486
HOLDERS                                  8/8/2005   9.069
HOLDERS                                 9/13/2011    8.41
HOLDERS                                 3/11/2032    8.94
UDI DENOMINATED-NOTES                   4/13/2007    8.15          3,640,302
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                   -           3,640,302      -        -        -        -        -        -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                    957,767                   1,012,529
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                            957,767         -      -  1,012,529      -        -        -        -
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                    756,425    67,288           616,937  528,911
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                          756,425    67,288      -    616,937  528,911      -        -        -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                         1,980,292 4,534,501      -  1,629,466  528,911      -        -        -
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                    Amortization of Credits in Foreign Currency With Foreign
                                                                    Entities (Thousands of $)
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Time Interval
------------------------------------------------------------------------------------------------------------------------------------
       Credit Type / Institution                  Current      Until 1      Until 2    Until 3      Until 4       Until 5
                                                   Year         Year         Year       Year         Year         Year
------------------------------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
------------------------------------------------------------------------------------------------------------------------------------
SINDICADO                                                                   449,000    673,500
BANAMEX, S.A.
BANCA SERFIN, S.A.
BANAMEX, S.A.
BANK OF AMERICA                                                    562          562        562          562       29,459
BNP PARIBAS                                                      7,065        7,065      7,065        6,297        1,642
SUNTRUST BANK MIAMI, NATIONAL                                    4,700        4,490      4,490        4,490        4,490
INBURSA, S.A.
BANCO DE BILBAO VIZCAYA, S.A.                                    5,757        2,199        378
LEASING DE OCCIDENTE                                               527          276
LEASING DE COLOMBIA                                                277          273        165
LEASING DEL VALLE                                                  150            3
SANTANDER CENTRAL HISPANO LEASING, S.A.                             55           60          6
------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                             -       19,093      463,928    686,166       11,349       35,591
------------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
------------------------------------------------------------------------------------------------------------------------------------
HOLDERS                                                                                 59,975
HOLDERS                                                                   2,245,000
HOLDERS                                                                                                        3,367,500
HOLDERS                                                                                                        3,367,500
UDI DENOMINATED-NOTES
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                    -            -    2,245,000     59,975            0    6,735,000
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                        378,283
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                         -      378,283            -          -            -            -
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                 -       73,309      112,306
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                       -       73,309      112,306          -            -            -
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                        -      470,685    2,821,234    746,141       11,349    6,770,591
------------------------------------------------------------------------------------------------------------------------------------


NOTES
   THE  BANCO NACIONAL  DE  MEXICO  LOAN   WAS   REFINACED  IN  JULY 2000,  AND
   THE MATURITY OF SUCH LOAN AND INTEREST PAYABLE WERE CHANGED AS RE-FLECTED IN THIS SCHEDULE.

   THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:
                  $     11.2250   PESOS PER U.S. DOLLAR
                         0.0040   PESOS PER COLOMBIAN PESO
                        14.2500   PESOS PER  EURO

                                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                        QUARTER:       4                         YEAR:   2003
GRUPO TELEVISA, S.A.
                                                MONETARY FOREIGN CURRENCY POSITION
                                                       (Thousands of Pesos)

                                                               ANNEX 6                                       CONSOLIDATED
JUDGED INFORMATION                                                                                          Final Printing
------------------------------------------------------------------------------------------------------------------------------------
                                            DOLLARS (1)                          OTHER CURRENCIES
                                    ---------------------------           ----------------------------         TOTAL
         TRADE BALANCE              THOUSANDS         THOUSANDS           THOUSANDS          THOUSANDS       THOUSANDS
         -------------              OF DOLLARS         OF PESOS           OF DOLLARS         OF PESOS         OF PESOS
                                    ----------        ----------          ----------         ---------       ---------
TOTAL ASSETS                          415,988          4,669,465               30,454         341,846        5,011,311
LIABILITIES POSITION                1,133,732         12,726,142               26,479         297,226       13,023,368
SHORT-TERM LIABILITIES POSITION       164,808          1,849,970               26,296         295,172        2,145,142

LONG-TERM LIABILITIES POSITION        968,924         10,876,172                  183           2,054       10,878,226
                                    ---------         ----------               ------         -------       ----------
NET BALANCE                          (717,744)        (8,056,677)               3,975          44,620       (8,012,057)
                                    =========         ==========               ======         =======       ==========
NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

            $   11.2250   PESOS PER U.S. DOLLAR
                14.2500   PESOS PER EURO
                 3.7922   PESOS PER ARGENTINEAN PESO
                11.2250   PESOS PER PANAMANIAN BALBOA
                 0.0189   PESOS PER CHILEAN PESO
                 0.0040   PESOS PER COLOMBIAN PESO
                 3.2404   PESOS PER PERUVIAN NUEVO SOL
                20.3200   PESOS PER POUNDS STERLING
                11.2250   PESOS PER ECUADORIAN SUCRE

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES,
ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.


                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                             QUARTER:       4       YEAR:   2003
GRUPO TELEVISA, S.A.
                                                      INTEGRATION AND INCOME
                                               CALCULATION BY MONETARY POSITION (1)
                                                       (Thousands of Pesos)

                                                               ANNEX 7                                            CONSOLIDATED
JUDGED INFORMATION                                                                                               Final Printing
-------------------------------------------------------------------------------------------------------------------------------
                                                        (ASSET) LIABILITIES                        MONTHLY
                        MONETARY          MONETARY          MONETARY           MONTHLY            (PROFIT)
       MONTH             ASSETS          LIABILITIES        POSITION          INFLATION           AND LOSS
       -----            --------         -----------        --------          ---------           --------
JANUARY                    20,592,448        20,998,826           406,378           0.00             1,643

FEBRUARY                   20,892,759        19,276,113        (1,616,646)          0.00            (4,489)

MARCH                      19,329,782        21,198,639         1,868,857           0.01            11,796

APRIL                      19,050,700        21,537,252         2,486,552           0.00             4,245

MAY                        18,954,674        21,319,938         2,365,264           0.00            (7,630)

JUNE                       18,503,849        21,587,363         3,083,514           0.00             2,547

JULY                       15,651,006        20,411,858         4,760,852           0.00             6,898

AUGUST                     15,592,846        20,277,301         4,684,455           0.00            14,049

SEPTEMBER                  22,552,440        21,033,429        (1,519,011)          0.01            (9,058)

OCTOBER                    19,802,983        20,834,434         1,031,451           0.00             3,781

NOVEMBER                   21,374,473        20,920,370          (454,103)          0.00            (3,769)

DECEMBER                   22,742,784        21,749,702          (993,082)          0.00            (4,268)

ACTUALIZATION:                                                          -                              555

CAPITALIZATION:                                                         -                                -

FOREIGN CORP.:                                                          -                           37,262

OTHER                                                                   -                         (135,566)
                                                                                                   -------
TOTAL                                                                                              (82,004)
                                                                                                    ======
NOTES

              THE AMOUNT REFLECTED IN "OTHER" INCLUDES A GAIN FROM MONETARY
              POSITION DERIVED FROM DEFERRED TAXES FOR PS. 135,642  WHICH WAS
              CLASSIFIED  IN  THE  DEFERRED  INCOME  TAX  PROVISION IN ACCORDANCE
              WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                QUARTER: 4           YEAR:   2003
GRUPO TELEVISA, S.A.

      CONVENANTS ON BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

                                   ANNEX 8                       CONSOLIDATED
JUDGED INFORMATION                                              FINAL PRINTING
--------------------------------------------------------------------------------
            FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE


     THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.





                    CONVENANT COMPLIANCE REPRESENTATION


     AT DECEMBER 31, 2003, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.



                 -----------------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT




                        MEXICO, D.F. APRIL 19, 2004

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                      QUARTER:       YEAR:   2003
GRUPO TELEVISA, S.A.

              PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                    ANNEX 9                       CONSOLIDATED
JUDGED INFORMATION                                              FINAL PRINTING
--------------------------------------------------------------------------------

                                                                        PLANT         UTILIZATION
PLANT OR CENTER                 ECONOMIC ACTIVITY                       CAPACITY (1)      (%)
---------------                 -----------------                       ------------  -----------
TELEVISION:                                                                 0             0
CORPORATIVO SANTA FE            HEADQUARTERS                                0             0
TELEVISA SAN ANGEL              PRODUCTION AND BROADCASTING PROGRAMMING.    0             0
TELEVISA CHAPULTEPEC            PRODUCTION AND BROADCASTING PROGRAMMING.    0             0
REAL ESTATE                     LAND AND UNOCCUPIED, BUILDING,              0             0
                                PARKING LOTS, ADMINISTRATIVE                0             0
                                OFFICES, RADIO ANTENNAS,                    0             0
                                TELEVISION STATIONS FACILITIES.             0             0
TRANSMISSION STATIONS           BROADCASTER STATIONS.                       0             0
PUBLISHING:                                                                 0             0
EDITORIALS                      ADMINISTRATION, SALES, PRODUCTION,          0             0
                                STORAGE AND DISTRIBUTION OF                 0             0
                                MAGAZINES AND NEWSPAPERS.                   0             0
AUDIO:                                                                      0             0
SISTEMA RADIOPOLIS, S.A. DE C   BROADCASTER STATIONS.                       0             0
CABLE TELEVISION:                                                           0             0
CABLEVISION, S.A. DE C.V.       CABLE TELEVISION, SIGNAL CONDUCTION         0             0
                                AND TRANSMISSION EQUIPMENT.                 0             0
OTHER BUSINESSES:                                                           0             0
IMPULSORA DEL DEPORTIVO         SOCCER, SOCCER TEAMS, TRAINING              0             0
NECAXA, S.A. DE C.V. AND CLUB   FACILITIES, ADMINISTRATIVE OFFICES AND      0             0
DE FUTBOL AMERICA, S.A. DE C.   THE AZTECA STADIUM.                         0             0
COMUNICACIONES MTEL, S.A. DE    NATIONWIDE PAGING.                          0             0
AUDIOMASTER 3000, S.A. DE C.V   DUBBING, DUBBING EQUIPMENT AND              0             0
                                STUDIOS, AND ADMINISTRATIVE                 0             0
                                OFFICES.                                    0             0





NOTES

                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                            QUARTER:    4            YEAR:    2003
GRUPO TELEVISA, S.A.

                                                        MAIN RAW MATERIALS

                                                             ANNEX 10                                               CONSOLIDATED
                                                                                                                    Final Printing

JUDGED INFORMATION
-----------------------------------------------------------------------------------------------------------------------------------
                                       MAIN                                                 MAIN             DOM.         COST
         DOMESTIC                    SUPPLIERS                 FOREIGN                    SUPPLIERS         SUBST.     PRODUCTION
                                                                                                                           (%)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 TAPES  AND VIDEOCASSETTE     HEWLETT PACKARD,
 FOR RECORDING                S.A. DE C.V.                                                                                    0.22
                              FUJI FILM, S.A. DE C.V.                                                                         0.03
                                                         VIDEOCASSETTE
                                                         FOR RECORDING                   COLOR CASSETES       YES             0.42
 PROGRAMS AND FILMS           ALAMEDA FILMS,
                              S.A.                                                                                            0.09
                              ANIME CREATIVE
                              CORPORATION                                                                                     0.22
                              CIMA FILMS, S.A.
                              DE C.V.                                                                                         0.17
                              CINEMATOGRAFICA
                              CALDERON, S.A.                                                                                  0.13
                              CINEMATOGRAFICA
                              FILMEX, S.A. DE C.V.                                                                            0.10
                              CINEMATOGRAFICA
                              RODRIGUEZ, S.A.                                                                                 0.43
                              CHURUBUSCO, S.A.                                                                                0.34
                              DIANA INTERNACIO
                              NAL  FILMS, S.A.                                                                                1.42
                              DISTRIBUIDORA RO
                              MARI, S.A. DE C.V.                                                                              1.40
                              GRUPO GALINDO,
                              S.A. DE C.V.                                                                                    0.19
                              GUIAS, S.A. DE C.V.                                                                             0.21
                              GUSSI, S.A. DE C.V.                                                                             2.59
                              NUVISION, S.A.                                                                                  1.20
                              ORO FILMS,
                              S.A. DE C.V.                                                                                    0.18
                              PELICULAS  RODRI
                              GUEZ, S.A.                                                                                      0.68
                              PELICULAS Y VI
                              DEOS INTERNACIO
                              NALES, S.A.                                                                                     0.30
                              PRODUCCIONES
                              ALFA AUDIOVISUAL
                              S.A. DE C.V.                                                                                    0.10
                              PRODUCCIONES
                              GALUBI, S.A.                                                                                    0.10
                              PRODUCCIONES
                              GONZALO ELVIRA                                                                                  0.12
                              QUALITY FILMS, S.A.                                                                             0.13
                              SECINE, S.A. DE C.V.                                                                            0.40
                              TELE ALIANZA,
                              S.A. DE C.V.                                                                                    0.25
                              UNION INTERNACIONAL
                              S.A. DE C.V.                                                                                    0.14
                              OTHER                                                                                           1.30
                                                         PROGRAMS AND FILMS              ABC DISTRIBUTION
                                                                                         COMPANY                    NO        0.78
                                                                                         ALFRED HABER
                                                                                         DISTRIBUTION, INC.         NO        0.51
                                                                                         ALLIANCE
                                                                                         INTERNATIONAL              NO        0.82
                                                                                         AMERICA PRO
                                                                                         DUCCIONES, S.A.            NO        0.42
                                                                                         ARGENTINA SONO
                                                                                         FILMS, S.A.                NO        0.04
                                                                                         B.R.B. INTERNA-
                                                                                         CIONAL, S.A.               NO        0.38
                                                                                         BETAFILM GMBH
                                                                                         & CO.                      NO        0.12
                                                                                         BEVERLY HILLS
                                                                                         ENTERTAINMENT              NO        0.12
                                                                                         BKN INTERNA-
                                                                                         CIONA,INC.                 NO        0.27
                                                                                         BKN TELEVISION
                                                                                         SALES,S.A.                 NO        0.20
                                                                                         BUENAVISTA
                                                                                         INTERNATIONAL
                                                                                         INC.                       NO        0.46
                                                                                         CANAL + DA                 NO        0.30
                                                                                         CANAL + DISTRI-
                                                                                         BUTION                     NO        0.55
                                                                                         CARSEY WERNER
                                                                                         DISTRIBUTION,INC.          NO        0.09
                                                                                         CBS BROADCAST
                                                                                         INTERNATIONAL              NO        1.68
                                                                                         CDC UNITED
                                                                                         NETWORK                    NO        0.13
                                                                                         CINAR FILMS, INC.          NO        0.66
                                                                                         CLOVERWAY, INC.            NO        0.10
                                                                                         CONSTELLATION
                                                                                         PICTURES, INC.             NO        1.76
                                                                                         CHILDREN'S TELE-
                                                                                         VISION WORK                NO        0.10
                                                                                         DARGAUD MARINA             NO        0.10
                                                                                         DREAMWORKS                 NO        0.81
                                                                                         ENOKI FILMS,
                                                                                         LTD.                       NO        0.27
                                                                                         ENTHEOS GROUP,
                                                                                         LLC.                       NO        0.38
                                                                                         EVERGREEN ENTER-
                                                                                         TAINMENT CORP.             NO        0.23
                                                                                         FIREWORKS INTER-
                                                                                         NATIONAL                   NO        0.67
                                                                                         FREMANTLE INTER-
                                                                                         NATIONAL DISTRI-
                                                                                         BUTION, LTD.               NO        0.76
                                                                                         HALLMARK ENTER-
                                                                                         TAINMENT DISTRI-
                                                                                         BUTION, CO.                NO        0.36
                                                                                         HASBRO, INC.               NO        0.12
                                                                                         HEARTS
                                                                                         ENTERTAINMENT,
                                                                                         INC.                       NO        0.38
                                                                                         HIGHPOINT
                                                                                         PRODUCTIONS INC.           NO        0.42
                                                                                         INDEPENDENT
                                                                                         INTERNATIONAL
                                                                                         T.V. INC.                  NO        3.03
                                                                                         LUCASFILM, LTD.            NO        0.54
                                                                                         MAYFAIR ENTER-
                                                                                         TAINMENT INC.              NO        0.14
                                                                                         MGM/UA TELECOM-
                                                                                         MUNICATIONS, INC.          NO        2.14
                                                                                         MORGAN CREEK
                                                                                         INTERNATIONAL              NO        0.75
                                                                                         MOVIEMEX INTER-
                                                                                         NATIONAL, INC.             NO        0.10
                                                                                         MTV NETWORKS A
                                                                                         DIVISION OF VIACOM
                                                                                         INT.                       NO        1.68
                                                                                         MULTIMEDIA GROUP
                                                                                         OF CANADA                  NO        0.31
                                                                                         NBC INTERNATIONAL          NO        0.87
                                                                                         NELVANA INTERNA-
                                                                                         TIONAL, LIMITED            NO        0.49
                                                                                         NEW LATIN IMAGE
                                                                                         CORPORATION                NO        0.40
                                                                                         NGTV INTERNA-
                                                                                         TIONAL, LTD.               NO        0.18
                                                                                         UN IMAGE INCOR-
                                                                                         PORATED                    NO        0.34
                                                                                         PARAMOUNT
                                                                                         PICTURES , CORP.           NO        6.83
                                                                                         RCN TELEVISION,
                                                                                         S.A.                       NO        0.94
                                                                                         ROSE ENTERTAIN-
                                                                                         MENT, INC.                 NO        0.16
                                                                                         RYSHER ENTER-
                                                                                         TAINMENT, INC.             NO        0.56
                                                                                         SABAN INTERNA-
                                                                                         TIONAL, N.V.               NO        0.10
                                                                                         SALSA
                                                                                         DISTRIBUTION               NO        0.51
                                                                                         SALSA ENTER-
                                                                                         TAINMENT,INC.              NO        0.55
                                                                                         SESAME WORKSHOP            NO        0.26
                                                                                         SONY CORPORA-
                                                                                         TION OF AMERICA            NO       11.60
                                                                                         SPI INTERNA-
                                                                                         TIONAL, INC.               NO        0.34
                                                                                         STUDIOCANAL IMAGE          NO        0.24
                                                                                         SUNBOW ENTER-
                                                                                         TAINMENT                   NO        0.31
                                                                                         TELEVISION FILM
                                                                                         DISTRIBUTION               NO        0.63
                                                                                         TELEVIX ENTERTAIN-
                                                                                         MENT                       NO        0.12
                                                                                         TEPUY INTER-
                                                                                         NATIONAL, INC.             NO        1.72
                                                                                         TF1 INTERNATIONAL          NO        0.09
                                                                                         THE FREMANTLE
                                                                                         CORPORATION                NO        0.18
                                                                                         TOEI ANIMATION
                                                                                         CO., LTD                   NO        1.10
                                                                                         TOP ENTERTAINMENT
                                                                                         PRODUCTS, INC.             NO        0.25
                                                                                         TURNER INTER-
                                                                                         NATIONAL,INC.              NO        0.25
                                                                                         TWENTIETH CEN-
                                                                                         TURY FOX, INC.             NO        4.72
                                                                                         UNIVERSAL STUDIOS
                                                                                         INTERNATIONAL, B.V.        NO        9.68
                                                                                         VENEVISION INTER-
                                                                                         NATIONAL, LTD.             NO        1.04
                                                                                         VENTURA FILM
                                                                                         DISTRIBUTORS BV            NO        1.30
                                                                                         WARNER BROS.
                                                                                         INTERNATIONAL
                                                                                         TELEVISION                 NO       14.14
                                                                                         WHILAND COMPANY            NO        2.32
                                                                                         WORLD EVENTS
                                                                                         LLC.                       NO        0.05
                                                                                         WORDLDIVISION
                                                                                         ENTERPRISES, INC.          NO        1.53
                                                                                         XYSTUS, LLC.               NO        0.33
                                                                                         ZACH MOTION
                                                                                         PICTURES,INC.              NO        0.31
                                                                                         GLOBAL PROGRAM-
                                                                                         MIND NETWORK              NO        0.09
                                                                                         OTHER                                1.59
 COAXIAL CABLE RG             NACIONAL DE
                              CONDUCTORES,
                              S.A. DE C.V.                                                                                   34.29
 PLASTIC STAPLE               TV CABLE DE
                              COLOTLAN, S.A. C.V.                                                                             0.16
 SINGLE  TELEGRIP             CORPODISENO DE
                              HERRAJES, S.A.                                                                                  0.40
 IDENTIFICATION PLAQUE        RIVANDI, S.A. DE C.V.                                                                           0.36
                                                         HILTI  BOLT                     HILTI  MEXICANA,
                                                                                         S.A. DE C.V.               NO        0.19
                                                         SWITCH                          CABLENETWORK
                                                                                         MEXICO                     NO        0.09
                                                         SWITCH                          DISTRIBUIDORA Y
                                                                                         COMERCIALIZADORA          YES        3.20
                                                         TWO OUTLET DEVICE AC 200        TVC CORPORATION           YES        0.34
                                                         DECODER                         MOTOROLA, INC.             NO        3.91
 COUCHE PAPER                 DISTRIBUIDORA DE
                              PAPEL                                                                                           0.44
                              PRODUCTORA NAL.
                              DE PAPEL                                                                                        0.40
                                                         COUCHE PAPER                    BOWATER INCOR-
                                                                                         PORATED                   YES        1.10
                                                                                         WEB SOURCE                YES        3.50
                                                                                         FINNIPAP                  YES       14.80
                                                                                         TEMBEC, INC.              YES        4.30
                                                                                         BULKLEY DUNTON            YES       21.90
                                                                                         FOREST QUEST INC          YES        0.52
                                                                                         MYLLLIKOSKI
                                                                                         PAPEL                     YES       21.39
                                                                                         M REAL                    YES        4.28
                                                                                         NORKE CANADA              YES        0.12
                                                                                         UPM KYMMENE SEAS-         YES        1.46
                                                                                         STORAENSO INTE            YES        0.44
 PAPER AND IMPRESSION         PRODUCTORA CO
                              MERCIALIZADORA Y
                              EDITORES DE LI
                              BROS , S.A. DE C.V.                                                                             7.04
                              OFFSET
                              MULTICOLOR                                                                                     13.87
                              GRAFICAS LA
                              PRENSA, SA DE CV                                                                                0.21
                                                         PAPER AND                       EDITORIAL ANTAR-
                                                         IMPRESSION                      TICA QUEBEC, S.A.         YES        3.03
                                                                                         GRUPO OP GRAFICAS
                                                                                         S.A.                      YES        0.26
                                                                                         PRINTER COLOMBIA
                                                                                         NA, S.A.                  YES        1.24
                                                                                         GRUPO EDITORIAL
                                                                                         MOLINA, S.A.              YES        0.02
                                                                                         ST. IVES, INC.            YES        8.24
                                                                                         BEST LITHO                YES        0.46
                                                                                         EDITORES, S.A.            YES        0.14
                                                                                         RR DONELLY                YES        5.46
                                                                                         GUAD GRAPHICS             YES        1.87
-----------------------------------------------------------------------------------------------------------------------------------

                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                            QUARTER:    4            YEAR:    2003
GRUPO TELEVISA, S.A.

                                                    SALES DISTRIBUTION BY PRODUCT
                                                              ANNEX 11
                                                           DOMESTIC SALES
                                                                                                                    CONSOLIDATED
JUDGED INFORMATION                                                                                                  Final Printing
-----------------------------------------------------------------------------------------------------------------------------------
                              TOTAL PRODUCTION              NET SALES                                    MAIN
                           --------------------------------------------  MARKET   -------------------------------------------------
   MAIN PRODUCTS           VOLUME      AMOUNT      VOLUME      AMOUNT    SHARE      TRADEMARKS                     CUSTOMERS
                                                                          (%)
-----------------------------------------------------------------------------------------------------------------------------------
TELEVISION:
----------
PROGRAMMING HALF HOURS
PRODUCED (DOMESTIC)           106
ADVERTISED TIME SOLD                                                                                        PROCTER & GAMBLE DE
(HALF HOURS)                                            7  14,462,191                                       MEXICO, S.A. DE C.V.
                                                                                                            THE COCA-COLA EXPORT
                                                                                                            COMPANY.
                                                                                                            UNILEVER DE MEXICO, S.A
                                                                                                            DE C.V.
                                                                                                            SABRITAS, S. DE R.L. DE
                                                                                                            C.V.
                                                                                                            BIMBO, S.A. DE C.V.
                                                                                                            PEPSI COLA MEXICANA,
                                                                                                            S.A DE C.V.
                                                                                                            CERVECERIA MODELO, S.A.
                                                                                                            DE C.V.
                                                                                                            TELEFONOS DE MEXICO,
                                                                                                            S.A. DE C.V.
                                                                                                            DANONE DE MEXICO, S.A.
                                                                                                            DE C.V.
                                                                                                            NESTLE MEXICO, S.A. DE
                                                                                                            C.V.
                                                                                                            KIMBERLY CLARK DE
                                                                                                            MEXICO, S.A. DE C.V.
                                                                                                            PRODUCCIONES INFOVISION,
                                                                                                            S.A. DE C.V.
                                                                                                            KELLOGG COMPANY MEXICO,
                                                                                                            S. DE R.L. DE C.V.
                                                                                                            GENERAL MOTORS DE
                                                                                                            MEXICO, S. DE R.L.
                                                                                                            DE C.V.
                                                                                                            FRABEL, S.A. DE C.V.

OTHER INCOME                                                  381,080
PROGRAMMING FOR PAY
-------------------
TELEVISION:
----------
SALE OF SIGNALS                                               461,800
ADVERTISED TIME SOLD                                           76,727
PUBLISHING:
----------
MAGAZINE CIRCULATION      126,009   1,013,133      55,972     654,405             TV Y NOVELAS MAGAZINE,    GENERAL PUBLIC
                                                                                                            (AUDIENCE)
                                                                                  TELEGUIA MAGAZINE,        DEALERS
                                                                                  VANIDADES MAGAZINE        COMMERCIAL CENTERS
                                                                                                            (MALLS)
                                                                                  COSMOPOLITAN MAGAZINE
                                                                                  BIOGRAPHICAL BOOKS
                                                                                  SOCCERMANIA MAGAZINE
                                                                                  MEN'S HEALTH MAGAZINE
                                                                                  CARAS MAGAZINE
                                                                                  MUY INTERESANTE MAGAZINE
PUBLISHING                                                    514,900                                       VARIOUS
PUBLISHING
----------
DISTRIBUTION:                                      19,034     521,355             MAGAZINE:
------------
                                                                                  "SELECCIONES" "BIBLIOTECA
                                                                                  TOLKIEN" "PRINCESAS DE
                                                                                  PORCELANA" "MAESTRA
                                                                                  PREESCOLAR"
                                                                                  "REVISTA DEL CONSUMIDOR"
CABLE TELEVISION:
----------------
ANALOGIC AND DIGITAL
SERVICE                                                       921,763                                       GENERAL PUBLIC
SERVICE INSTALLATION                                           13,889                                       OPERADORA MEGACABLE,
                                                                                                            S.A. DE C.V.
PAY PER VIEW                                                    1,698                                       CERVECERIA MODELO, S.A.
                                                                                                            DE C.V.
CHANNEL
COMMERCIALIZATION                                              23,557                                       GRUPO WARNER LAMBERT
                                                                                                            MEXICO, S. DE R.L DE
                                                                                                            C.V.
OTHER                                                          20,728                                       TELEFONOS DE MEXICO,
                                                                                                            S.A. DE C.V.
                                                                                                            DAIMLERCHRYSLER DE
                                                                                                            MEXICO, S.A. DE C.V.
                                                                                                            FORD MOTOR COMPANY, S.A.
                                                                                                            DE C.V.
                                                                                                            BRISTOL MYERS SQUIBB DE
                                                                                                            MEXICO, S. DE R.L. DE
                                                                                                            C.V.
                                                                                                            KIMBERLY CLARK DE
                                                                                                            MEXICO, S.A. DE C.V.
                                                                                                            BANCO NACIONAL DE
                                                                                                            MEXICO, S.A.
                                                                                                            ARENA COMMUNICATIONS,
                                                                                                            S.A. DE C.V.
                                                                                                            BAYER DE MEXICO, S.A.
                                                                                                            DE C.V.
                                                                                                            BURGER KING MEXICANA,
                                                                                                            S.A. DE C.V.
                                                                                                            SONY DE MEXICO, S.A.
                                                                                                            DE C.V.
RADIO:
-----
ADVERTISED TIME SOLD                                          202,227                                       CERVECERIA MODELO, S.A.
                                                                                                            DE C.V.
                                                                                                            ARENA COMMUNICATIONS,
                                                                                                            S.A. DE C.V.
                                                                                                            VENTAS Y SERVICIOS AL
                                                                                                            CONSUMIDOR, S.A. DE C.V.
                                                                                                            PEGASO PCS, S.A. DE C.V.
                                                                                                            GIGANTE, S.A. DE C.V.
                                                                                                            NEXTEL DE MEXICO, S.A.
                                                                                                            DE C.V.
                                                                                                            COMERCIAL MEXICANA
                                                                                                            GENERAL MOTORS DE
                                                                                                            MEXICO, S. DE R.L. DE
                                                                                                            C.V.
                                                                                                            ALESTRA, S. DE R.L. DE
                                                                                                            C.V.
                                                                                                            DISTRIBUIDORA KROMA,
                                                                                                            S.A. DE C.V.
OTHER BUSINESSES:
----------------
DISTRIBUTION,
RENTALS, AND SALE OF
MOVIE RIGHTS                                                  441,738                                       CINEMAS DE LA REPUBLICA,
                                                                                                            S.A. DE C.V.
                                                                                                            CINEMEX, S.A. DE C.V.
                                                                                                            CINEMARK DE MEXICO, S.A.
                                                                                                            DE C.V.
                                                                                                            CINEPOLIS DEL PAIS, S.A.
                                                                                                            DE C.V.
                                                                                                            MULTIMEDIOS CINEMAS,
                                                                                                            S.A. DE C.V.
                                                                                                            GENERAL PUBLIC
                                                                                                            (AUDIENCE)
SPECIAL EVENTS AND
SHOW PROMOTION                                                452,153             AMERICA                   GENERAL PUBLIC
                                                                                                            (AUDIENCE)
                                                                                  NECAXA                    FEDERACION MEXICANA DE
                                                                                                            FUTBOL, A.C.
                                                                                  REAL SAN LUIS
NATIONWIDE PAGING
SERVICE                                                       235,933             SKYTEL                    FERROCARRIL MEXICANO,
                                                                                                            S.A. DE C.V.
                                                                                                            BANCO NACIONAL DE
                                                                                                            MEXICO, S.A.
                                                                                                            HEWLETT PACKARD DE
                                                                                                            MEXICO, S.A. DE C.V.
                                                                                                            COMISION FEDERAL DE
                                                                                                            ELECTRICIDAD
                                                                                                            EDS DE MEXICO, S.A. DE
                                                                                                            C.V.
                                                                                                            AVANTEL, S.A.
                                                                                                            FERROSUR, S.A. DE C.V.
                                                                                                            SECRETARIA DE
                                                                                                            GOBERNACION
                                                                                                            SCHERING PLOUGH, S.A.
                                                                                                            DE C.V..
                                                                                                            BBVA BANCOMER, S.A.
                                                                                                            GRUPO NACIONAL
                                                                                                            PROVINCIAL, S.A.
                                                                                                            I.B.M. DE MEXICO, S.A.
INTERNET SERVICES                                              70,271             ESMAS.COM                 MEDIA CONTACTS, S.A.
                                                                                                            DE C.V.
                                                                                                            TELEFONOS DE MEXICO,
                                                                                                            S.A. DE C.V.
                                                                                                            MOTOROLA DE MEXICO, S.A.
                                                                                                            NESTLE MEXICO, S.A.
                                                                                                            DE C.V.
DUBBING SERVICES                                                4,839                                       DISTRIBUIDORA ROMARI,
                                                                                                            S.A. DE C.V.


-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                               1,013,133              19,461,254
-----------------------------------------------------------------------------------------------------------------------------------


                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                            QUARTER:    4            YEAR:    2003
GRUPO TELEVISA, S.A.

                                                    SALES DISTRIBUTION BY PRODUCT

                                                              ANNEX 11A
                                                           FOREIGN SALES
                                                                                                                    CONSOLIDATED
JUDGED INFORMATION                                                                                                  Final Printing
------------------------------------------------------------------------------------------------------------------------------------
                              TOTAL PRODUCTION              NET SALES                                           MAIN
                            ----------------------------------------------                          --------------------------------
       MAIN PRODUCTS        VOLUME     AMOUNT       VOLUME        AMOUNT      DESTINATION           TRADEMARKS        CUSTOMERS
------------------------------------------------------------------------------------------------------------------------------------
TELEVISION BROADCASTING:
-----------------------
ADVERTISING TIME SOLD                                             411,530 UNITED STATES OF AMERICA                   RCN TELEVISION
                                                                                                                     POWERCORP B.V.
                                                                                                                     THOMSON
                                                                                                                     BROADCASTING
                                                                                                                     AND MEDIA
                                                                                                                     SOLUTIONS
                                                                                                                     MASTER CARD
                                                                                                                     INTERNATIONAL
                                                                                                                     GLOBAL
                                                                                                                     MARKETING
                                                                                                                     CHEIL
                                                                                                                     COMMUNICATIONS
                                                                                                                     INC.
                                                                                                                     REYNOLDS
                                                                                                                     CONSUMER
                                                                                                                     PRODUCTS
OTHER INCOME                                                       62,089 UNITED STATES OF AMERICA
PROGRAMMING FOR PAY
-------------------
TELEVISION:
-----------
SALES OF SIGNALS                                                  105,273 SPAIN
                                                                          ARGENTINA
                                                                          CHILE
                                                                          GUATEMALA
PROGRAM LICENSING:                                                        COLOMBIA
-----------------
PROGRAMMING AND
ROYALTIES                                                       1,630,155 UNITED STATES OF AMERICA   TELEVISA         MCCANN
                                                                                                                      ERICKSON
                                                                          CENTRAL AMERICA            TELEVISA         MINDSHARE
                                                                          CARIBBEAN                  TELEVISA         DAYLI AND
                                                                                                                      ASSOCIATES
                                                                          EUROPE                     TELEVISA         SPOTPLUS
                                                                          SOUTH AMERICA              TELEVISA         CARAT, INC.
                                                                          AFRICA                     TELEVISA         HORIZON MEDIA,
                                                                                                                      INC.
                                                                          ASIA                       TELEVISA         GREY
                                                                                                                      ADVERTISING,
                                                                                                                      INC.
                                                                                                                      INITIATIVE
                                                                                                                      MEDIA, INC.
                                                                                                                      GSD&M
                                                                                                                      ADVERTISING
                                                                                                                      TBWA CHIAT
PUBLISHING:
----------
MAGAZINE CIRCULATION,
BOOKS AND ADVERTISING                                 22,999      374,468 GUATEMALA AND COSTA RICA   T.V. Y NOVELAS
                                                                                                     MAGAZINE         GENERAL PUBLIC
                                                                                                                      (AUDIENCE)
                                                                          UNITED STATES OF AMERICA   BIOGRAPHICAL
                                                                                                     BOOKS            DEALERS
                                                                          PANAMA                     VANIDADES
                                                                                                     MAGAZINE
                                                                          SOUTH AMERICA              COSMOPOLITAN
                                                                                                     MAGAZINE
                                                                          CENTRAL AMERICA            TU  MAGAZINE
PUBLISHING                                                        242,364
PUBLISHING
----------
DISTRIBUTION:                                         11,826    1,248,252 PANAMA                     PINTURAMA DE
------------                                                                                         CHOISY MAGAZINE  GENERAL PUBLIC
                                                                                                     (AUDIENCE)
                                                                          SOUTH AMERICA              ARTE EN
                                                                                                     REPUJADOS
                                                                                                     MAGAZINE
                                                                                                     ANO CERO
                                                                                                     MAGAZINE
                                                                                                     ANIMALES DE
                                                                                                     COMPANIA
                                                                                                     MAGAZINE
                                                                                                     APRENDE FACIL
                                                                                                     MAGAZINE
OTHER BUSINESSES:
----------------
DUBBING SERVICES                                                   27,828 UNITED STATES OF AMERICA                    VIDEX
                                                                                                                      INTERNATIONAL,
                                                                                                                      S.A
                                                                                                                      COLUMBIA
                                                                                                                      TRISTAR
                                                                                                                      INTERNATIONAL
                                                                                                                      TELEVISION
                                                                                                                      C.B.S.
                                                                                                                      BROADCAST
                                                                                                                      INTERNATIONAL
                                                                                                                      TWENTIETH
                                                                                                                      CENTURY FOX
                                                                                                                      INTERNATIONAL
                                                                                                                      TELEVISION
                                                                                                                      TELEVIX
                                                                                                                      ENTERTAINMENT



-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                           4,101,959
-----------------------------------------------------------------------------------------------------------------------------------


                                                   20/04/2004 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                        QUARTER:    4            YEAR:    2003
GRUPO TELEVISA, S.A.

                                         PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE


                                                             ANNEX 13                                              PAGE 1
                                                                                                                CONSOLIDATED
JUDGED INFORMATION                                                                                             Final Printing
-----------------------------------------------------------------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT DECEMBER 31, 2003, INCLUDE THE FOLLOWING (MILLIONS OF
U.S. DOLLARS AND MEXICAN PESOS):

                  DESCRIPTION                        AUTHORIZED AMOUNT            EXERCISED AMOUNT             PROGRESS %
                  -----------                        -----------------            ----------------             ----------

U.S. DOLLAR DENOMINATED PROJECTS:
--------------------------------

DIGITALIZATION OF THE CABLE
   TELEVISION NETWORK                              U.S.$          15.0          U.S.$          6.9               46%

TECHNICAL EQUIPMENT FOR
  T.V. STATIONS                                                   13.4                         6.9               51%

 INFORMATION TECHNOLOGY
 PROJECTS                                                         11.3                         2.1               19%

CAPITAL CONTRIBUTIONS TO
   "TU TV", A JOINT VENTURE
   WITH UNIVISION IN THE
   UNITED STATES                                                   5.0                         2.5               50%



MEXICAN PESOS DENOMINATED PROJECTS:
----------------------------------

SOCCER FACILITIES AND
  IMPROVEMENTS                                       PS.          22.0            PS.          7.5               34%

TECHNICAL EQUIPMENT FOR
  T.V. STATIONS                                                   17.1                        10.5               61%

 INFORMATION TECHNOLOGY
 PROJECTS                                                         33.3                         7.1               21%



                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA            QUARTER:    4            YEAR:    2003
GRUPO TELEVISA, S.A.

    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                                  ANNEX 14
                                                               CONSOLIDATED
JUDGED INFORMATION                                             Final Printing
-------------------------------------------------------------------------------
    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

-------------------------------------------------------------------------------

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON - MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

EFFECTIVE MARCH, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS SENIOR NOTES DUE 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600 MILLION (Ps.6,735,000). CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR
LOSS).

THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2002, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2002 WAS
1.0398. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2002, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR 2002 WOULD HAVE BEEN 1.0515.

                      MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:      TLEVISA                           DATE:     4/20/2004
GRUPO TELEVISA,S.A.

GENERAL DATA OF ISSUER
================================================================================

COMPANY'S NAME:           GRUPO TELEVISA, S.A.
ADDRESS:                  AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:             SANTA FE
ZIP CODE:                 O1210
CITY AND STATE:           MEXICO, D.F.
TELEPHONE:                5261-20-00
FAX:                      5261-24-94
INTERNET ADDRESS:         www.televisa.com.mx


TAX DATA OF THE ISSUER
================================================================================
COMPANY TAX CODE:         GTE901219GK3
ADDRESS:                  AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:             SANTA FE
ZIP CODE:                 O1210
CITY AND STATE:           MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

--------------------------------------------------------------------------------
NAME:                     C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                  AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:             SANTA FE
ZIP CODE:                 O1210
CITY AND STATE:           MEXICO, D.F.
TELEPHONE:                5261-25-77
FAX:                      5261-20-43
E-MAIL:                   rglima@televisa.com.mx

EXECUTIVES DATA
================================================================================
BMV POSITION:             CHAIRMAN OF THE BOARD
POSITION:                 CHAIRMAN OF THE BOARD
NAME:                     SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                  AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:             DOCTORES
ZIP CODE:                 O6724
CITY AND STATE:           MEXICO, D.F.
TELEPHONE:                5709-42-89
FAX:                      5709-39-88
E-MAIL:                   emilio@televisa.com.mx
--------------------------------------------------------------------------------

                      MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:      TLEVISA                           DATE:     4/20/2004
GRUPO TELEVISA,S.A.


================================================================================
BMV POSITION:            GENERAL DIRECTOR
POSITION:                PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                    SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                 AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:            DOCTORES
ZIP CODE:                O6724
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5709-42-89
FAX:                     5709-39-88
E-MAIL:                  emilio@televisa.com.mx
--------------------------------------------------------------------------------

BMV POSITION:            FINANCE DIRECTOR
POSITION:                CHIEF FINANCIAL OFFICER
NAME:                    LIC. SALVI FOLCH VIADERO
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                O1210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-25-80
FAX:                     5261-20-39
E-MAIL:                  sfolch@televisa.com.mx
--------------------------------------------------------------------------------

BMV POSITION:            RESPONSIBLE FOR SENDING CORPORATE INFORMATION
                         THROUGH EMISNET
POSITION:                DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                    C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                O1210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-25-77
FAX:                     5261-20-43
E-MAIL:                  rglima@televisa.com.mx
--------------------------------------------------------------------------------

BMV POSITION:            RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
                         THROUGH EMISNET
POSITION:                VICE PRESIDENT OF CORPORATE FINANCE
NAME:                    LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                O1210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-24-58
FAX:                     5261-25-24
E-MAIL:                  apenna@televisa.com.mx
--------------------------------------------------------------------------------

                      MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:      TLEVISA                           DATE:     4/20/2004
GRUPO TELEVISA,S.A.


================================================================================
BMV POSITION:            RESPONSIBLE FOR LEGAL MATTERS
POSITION:                VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF
                         GRUPO TELEVISA
NAME:                    LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                O1210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-25-85
FAX:                     5261-25-46
E-MAIL:                  jmijares@televisa.com.mx
--------------------------------------------------------------------------------

BMV POSITION:            SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                SECRETARY OF THE BOARD OF DIRECTORS
NAME:                    LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                O1210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-25-85
FAX:                     5261-25-46
E-MAIL:                  jmijares@televisa.com.mx
--------------------------------------------------------------------------------

BMV POSITION:            PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                EXTERNAL GENERAL COUNSEL
NAME:                    LIC. RICARDO MALDONADO YANEZ
ADDRESS:                 MONTES URALES # 505, PISO 3
NEIGHBORHOOD:            LOMAS DE CHAPULTEPEC
ZIP CODE:                11000
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5201-74-47
FAX:                     5520-10-65
E-MAIL:                  rmaldonado@macf.com.mx
--------------------------------------------------------------------------------

BMV POSITION:            RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                DIRECTOR OF INVESTOR RELATIONS
NAME:                    LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                O1210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-24-46
FAX:                     5261-24-94
E-MAIL:                  mboyance@televisa.com.mx
--------------------------------------------------------------------------------

                      MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:      TLEVISA                           DATE:     4/20/2004
GRUPO TELEVISA,S.A.


================================================================================
BMV POSITION:            RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET
POSITION:                SECRETARY OF THE BOARD OF DIRECTORS
NAME:                    LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                O1210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-25-85
FAX:                     5261-25-46
E-MAIL:                  jmijares@televisa.com.mx
--------------------------------------------------------------------------------

BMV POSITION:            RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH EMISNET
POSITION:                DIRECTOR OF INVESTOR RELATIONS
NAME:                    LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                 AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:            SANTA FE
ZIP CODE:                O1210
CITY AND STATE:          MEXICO, D.F.
TELEPHONE:               5261-24-46
FAX:                     5261-24-94
E-MAIL:                  mboyance@televisa.com.mx
--------------------------------------------------------------------------------

                       MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE COTLEVISA                                 DATE:        4/20/2004
GRUPO TELEVISA, S.A.

BOARD OF DIRECTORS

================================================================================

POSITION:        PRESIDENT(S)

NAME:            EMILIO FERNANDO AZCARRAGA JEAN

--------------------------------------------------------------------------------
POSITION:        VICE PRESIDENT(S)

NAME:            MARIA ASUNCION ARAMBURUZABALA LARREGUI

--------------------------------------------------------------------------------
POSITION :       DIRECTOR(S)

NAME:            PEDRO ASPE ARMELLA
NAME:            JULIO BARBA HURTADO
NAME:            JOSE ANTONIO BASTON PATINO
NAME:            ANA PATRICIA BOTIN O'SHEA
NAME:            MANUEL JORGE CUTILLAS COVANI
NAME:            ALFONSO DE ANGOITIA NORIEGA
NAME:            CARLOS FERNANDEZ GONZALEZ
NAME:            BERNARDO GOMEZ MARTINEZ
NAME:            CLAUDIO X. GONZALEZ LAPORTE
NAME:            ROBERTO HERNANDEZ RAMIREZ
NAME:            ENRIQUE KRAUZE KLEINBORT
NAME:            GERMAN LARREA MOTA VELAZCO
NAME:            GILBERTO PEREZALONSO CIFUENTES
NAME:            ALEJANDRO QUINTERO INIGUEZ
NAME:            FERNANDO SENDEROS MESTRE
NAME:            ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME:            CARLOS SLIM DOMIT
NAME:            LORENZO H. ZAMBRANO TREVINO


--------------------------------------------------------------------------------
POSITION :       ALTERNATE DIRECTOR(S)

NAME:            HERBERT ALLEN III
NAME:            JUAN PABLO ANDRADE FRICH
NAME:            LUCRECIA ARAMBURUZABALA LARREGUI
NAME:            FELIX ARAUJO RAMIREZ
NAME:            MAXIMILIANO ARTEAGA CARLEBACH
NAME:            JOAQUIN BALCARCEL SANTA CRUZ
NAME:            JUAN FERNANDO CALVILLO ARMENDARIZ
NAME:            RAFAEL CARABIAS PRINCIPE
NAME:            FRANCISCO JOSE CHEVEZ ROBELO
NAME:            JOSE LUIS FERNANDEZ FERNANDEZ
NAME:            SALVI FOLCH VIADERO
NAME:            LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME:            JOSE HEREDIA BRETON
NAME:            JOSE ANTONIO LARA DEL OLMO
NAME:            JORGE LUTTEROTH ECHEGOYEN
NAME:            ALBERTO MONTIEL CASTELLANOS
NAME:            RAUL MORALES MEDRANO
NAME:            ALEXANDRE MOREIRA PENNA DA SILVA
NAME:            GUILLERMO NAVA GOMEZ-TAGLE

--------------------------------------------------------------------------------
POSITION:        STATUTORY AUDITOR(S)

NAME:            MARIO SALAZAR ERDMANN

--------------------------------------------------------------------------------
POSITION:        ALTERNATE STATUTORY AUDITOR(S)

NAME:            JOSE MIGUEL ARRIETA MENDEZ

--------------------------------------------------------------------------------
POSITION:        SECRETARY(IES) OF THE BOARD

NAME:            JUAN SEBASTIAN MIJARES ORTEGA